U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated February 21, 2007, relating to the announcement of earnings results for the fourth quarter and consolidated revenue for fiscal year 2006 ended December 31, 2006.

2. Press Release dated February 21, 2007, relating to the announcement of earnings results for fiscal year ended December 31, 2006.

3. Press Release dated February 21, 2007, relating to the announcement of year-end cash dividends per share.

4. Press Release dated February 21, 2007, relating to the announcement of remuneration, etc. in the form of stock options of directors.

5. Press Release dated February 21, 2007, relating to the announcement of amendment of the part of the Articles of Incorporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 23, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Reports Results for 2006

Revenues up 17 percent annually, driven by strong sales in the small and mid-sized business market and overall US growth

Tokyo, Japan – February 21, 2007 – Trend Micro Incorporated (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the fourth quarter and consolidated revenue for fiscal year 2006 ended December 31, 2006.

For the fourth quarter, Trend Micro posted a record 23.386 billion Yen ($198.524 million, 117.80JPY=1USD) in net sales, representing 14 percent growth in Yen year-over-year and 11 percent growth over the third quarter in Yen. Operating income for the quarter was 6.705 billion Yen ($56.921 million) and net income was 5.030 billion Yen ($42.697 million).

For 2006, Trend Micro posted record consolidated net sales of 85.614 billion Yen (or U.S. $726.771 million), representing an annual growth rate of 17 percent. The company also reported operating income of 27.076 billion Yen (or U.S. $229.845 million) and net income of 17.236 billion Yen (or US $146.317 million). Revenues from products and services sold to enterprise, mid-sized, and small business customers worldwide comprised 76 percent of 2006 revenues; revenue from consumer products comprised the remaining 24 percent.

Trend Micro continued to experience double digit growth worldwide, most notably in North America where sales grew 25 percent annually while Europe saw a growth of 15 percent year on year. In the Japan and Asia-Pacific regions, annual sales increased 13 and 16 percent, respectively.

“2006 was a healthy year for our company, annual growth remained in double digits and our steadfast focus on delivering new products and services designed specifically to meet the needs of our different-sized customers helped fuel development,” said Eva Chen, CEO of Trend Micro. “In the past year, we delivered a number of new security solutions which prevent malicious content and attacks. During 2007, we will continue this momentum by focusing on protection against web-based threats that can result in data leakage and information theft. This approach is helping us to build a strong foundation to position us for the next stage of growth and our continued leadership.”

Based on information currently available to the company, consolidated net sales for the first quarter ending March 31, 2007, is expected to be 23.000 billion Yen (or U.S. $194.915 million, based on an exchange rate of 118JPY = 1USD). Operating income and net income are expected to be 5.500 billion Yen (or U.S. $46.610 million) and 2.850 billion Yen (or U.S. $24.153 million), respectively.

Growth rate figures are calculated from Japanese Yen results. Some discrepancy may therefore be noted in US Dollar comparisons owing to fluctuations in currency conversion rates.

2006 Business Highlights

Awards and Recognition

Corporate

* Trend Micro was listed on the Dow Jones Sustainability Index for the third consecutive year.

* Trend Micro placed second in the Ziff Davis CIO Insight 2006 Vendor Value Study, ahead of all other security vendors. The study conducted among top IT managers and CIO’s ranked 40 of the most important information technology vendors by value, reliability and loyalty. Additionally, Trend Micro was the top-scoring Mid-Market vendor.

* Dave Rand, CTO for Trend Micro Internet Content Security, addressed the Messaging Anti-Abuse Working Group General Meeting in June 2006, where he presented validation that botnets are now the primary source of spam.

* In August, Trend Micro was recognized as number 9 on the Cape Horn Strategies “2006 Software Industry Sustained Success Honor Roll” having achieved 9 consecutive years of profitable growth.

* In November 2006, Trend Micro received the Taiwan International Achievement award at the Fourth Taiwan Business Awards.

* Independent research firm, Forrester Research acknowledged Trend Micro as a Leader in Enterprise Anti-Spyware in their report “The Forrester Wave: Enterprise Antispyware, Q1 2006”.

* In August 2006, U.S. based solution-provider readers of CMP Technology’s VARBusiness magazine recognized Trend Micro in the Annual Report Card (ARC) award program, for the outstanding satisfaction levels it provides. Trend Micro received the Product Innovation award, for the third consecutive year, and the Loyalty award in the Security Management Software category from the biweekly magazine that provides strategic insight to technology integrators

Products

• In March 2006, Trend Micro was named as CRN Channel Champion in both Client Security Software and Network Security Software Categories by the US edition of CRN Magazine.

• Trend Micro Internet Security and Trend Micro AntiVirus plus AntiSpyware were awarded the Certified for Windows Vista Logo.

• TechTarget’s SearchComputingMagazine.com named Trend Micro Mobile Security among its “Products of the Year” in January 2006.

• In early January, TechData’s TechSelect Channel Community awarded Trend Micro’s SMB Solutions “Best Solution.”

• During the fourth quarter, the Network VirusWall Enforcer underwent extensive comparative testing in the Infoworld magazine labs and came away with the top score. The reviewer noted that the “step-by-step policy configuration was simple to create thanks to the wizardlike interface.”

Products and Innovation

New products Trend Micro introduced during 2006, included the following:

* Consumer:

Trend Micro Internet Security, incorporates Trend Micro’s well-known PC-cillin™ engine and anti-malware protection along with a host of new features addressing rootkits, spyware, phishing, spam, hackers, viruses, WiFi attacks, smartphone threats and the growing number of identity-theft threats. In addition, the Trend Micro Internet Security subscription includes TrendSecure™, Trend Micro’s new online security services.

* Small and Mid-sized Businesses.

InterScan Gateway Security Appliance is designed for mid-sized organizations looking for an easy to install, easy to maintain content security solution. While protecting corporate and personal data, the appliance supports employee productivity and it includes an anti-bot functionality to help prevent internal PC’s from becoming zombies.

Trend Micro™ Email Security Services were developed specifically with the small and medium businesses (SMB) in mind. This service protects their network and infrastructure by stopping threats before they reach the customer’s gateway.

* Enterprise:

InterScan Web Security Appliance is a new gateway-based hardware solution with unique capabilities designed to provide enterprise organizations with comprehensive front-line protection against malware and content security threats including spyware.

Network VirusWall™ Enforcer, is a second-generation enterprise-class Network Access Control (NAC) appliance that ensures that all devices — managed or unmanaged, local or remote — comply with security policies before they’re granted access to corporate networks.

InterScan™ Messaging Security Appliance is a comprehensive solution for enterprises to address email-based threats including spam, phishing, bots, spyware, and viruses, as well as content compliance.

Patents

In 2006, Trend Micro was awarded the following patents:

• U.S. Patent No. 7,099,853, entitled “Configurable Hierarchical Content Filtering System” covers a content filtering scanning method that distributes the scanning of incoming data against a knowledge base to more than one computer. This technology advantageously allows a complete pattern file to be segmented, with different computers scanning incoming data using different segments of the pattern file.

• U.S. Patent No. 7,062,553, entitled “Virus Epidemic Damage Control System and Method for Network Environment” covers a method of early virus detection by analyzing whether identical sections of files have been modified over a certain time interval. According to a specific example of the patented technology, a network system finds all files having been modified within a predetermined time interval and analyzes the modifications. If the modified sections of the modified files are identical or similar, the network is alerted of a possible virus outbreak, allowing early containment and quarantine.

Business Highlights

* New customers in the fourth quarter included: Nova Information Systems in the United States and Eastern Norway Regional Health Authority, Statoil ASA and ISC Central (Dutch Police Force) in EMEA

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

* Difficulties in addressing new virus and other computer security problems

* Timing of new product introductions and lack of market acceptance for our new products

* The level of continuing demand for, and timing of sales of, our existing products

* Rapid technological change within the antivirus software industry

* Changes in customer needs for antivirus software

* Existing products and new product introductions by our competitors and the pricing of those products

* Declining prices for products and services

* The effect of future acquisitions on our financial condition and results of operations

* The effect of adverse economic trends on our principal markets

* The effect of foreign exchange fluctuations on our results of operations

* An increase in the incidence of product returns

* The potential lack of attractive investment targets and

* Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro and the t-ball logo are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information:

Mr. Mahendra Negi

Chief Financial Officer/IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	59,612,577		76,196,954
Time deposits	1,435,293		514,293
Marketable securities	22,395,365		25,958,661
Notes and accounts receivable, trade
–less allowance for doubtful accounts
(Yen) 282,257 in FY2005 and (Yen) 514,223 in FY2006, respectively
–less sales returns
(Yen) 422,453 in FY2005 and (Yen) 208,275 in FY2006, respectively	19,198,870		19,923,830
Inventories	359,897		685,952
Deferred income taxes	6,727,229		9,438,457
Prepaid expenses and other current assets	1,925,791		3,708,789

Total current assets	111,655,022	84.0	136,426,936	81.6

Investments and other assets:
Securities investments	11,159,428		15,681,524
Investment in and advances to affiliated companies	321,569		254,308
Software development costs	1,174,691		1,167,079
Other intangibles	1,390,434		2,088,618
Goodwill	2,130,179		2,982,963
Deferred income taxes	2,033,488		4,370,672
Other	671,800		792,871

Total investments and other assets	18,881,589	14.2	27,338,035	16.3

Property and equipment:
Office furniture and equipment	4,468,891		6,542,245
Other properties	1,539,195		2,249,875

	6,008,086		8,792,120
Less: Accumulated depreciation	(3,609,473)		(5,292,452)

Total property and equipment	2,398,613	1.8	3,499,668	2.1

Total assets	132,935,224	100.0	167,264,639	100.0

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	118,572		143,637
Accounts payable, trade	794,450		1,428,202
Accounts payable, other	3,208,625		3,753,566
Withholding income taxes	1,082,302		1,465,451
Accrued expenses	3,138,674		4,023,464
Accrued income and other taxes	5,476,791		10,100,431
Deferred revenue	31,506,315		45,093,703
Other	895,088		961,342

Total current liabilities	46,220,817	34.8	66,969,796	40.1

Long-term liabilities:
Deferred revenue	3,874,936		7,681,730
Accrued pension and severance costs	889,774		1,149,219
Other	82,056		261,214

Total long-term liabilities	4,846,766	3.6	9,092,163	5.4

Minority interest	4,531	0.0	6,632	0.0

Shareholders’ equity:
Common stock
Authorized
-December 31, 2005 250,000,000 shares (no par value)
-December 31, 2006 250,000,000 shares (no par value)
Issued
-December 31, 2005 136,603,725 shares	12,484,849
-December 31, 2006 137,344,504 shares			13,479,076
Additional paid-in capital	18,572,063		24,755,879
Retained earnings	55,971,955		63,386,138
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	657,885		1,012,828
Cumulative translation adjustments	1,459,600		2,910,707
Unrecognized pension liabilities	—		(181,855)

	2,117,485		3,741,680

Treasury stock, at cost
-December 31, 2005 2,513,231 shares	(7,283,242)
-December 31, 2006 4,509,612 shares			(14,166,725)

Total shareholders’ equity	81,863,110	61.6	91,196,048	54.5

Total liabilities, minority interest and shareholders’ equity	132,935,224	100.0	167,264,639	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

	(Thousands of yen)
	For the year ended December 31, 2005		For the year ended December 31, 2006		Increase (Decrease) %
Account	Amount	%	Amount	%
Net sales	73,029,901	100.0	85,613,662	100.0	17.2
Cost of sales:
Amortization of capitalized software, and Material	2,598,603		4,138,033
Maintenance	1,671,320		3,259,764
Customer Support	6,857,901		8,496,171

Total Cost of sales	11,127,824	15.2	15,893,968	18.6	42.8

Operating Expense:
Selling	20,944,484		27,216,279
Research and development	4,395,207		4,719,313
General and administrative	8,990,611		10,708,306

Total operating expenses	34,330,302	47.0	42,643,898	49.8	24.2

Operating income	27,571,775	37.8	27,075,796	31.6	(1.8)

Other incomes (expenses):
Interest income and dividend received	836,910		1,775,896
Interest expense	(3,709)		(19,638)
Gain (loss) on sales of marketable securities	370,326		464,055
Foreign exchange gain (loss), net	327,257		(37,955)
Other income (expense), net	5,741		297,686

Total other income (expense)	1,536,525	2.1	2,480,044	2.9	61.4

Net income before tax	29,108,300	39.9	29,555,840	34.5	1.5

Income taxes:
Current	11,863,127		16,012,347
Deferred	(1,358,568)		(3,644,302)

	10,504,559	14.4	12,368,045	14.4	17.7

Income before minority interest and equity in earnings of affiliated companies	18,603,741	25.5	17,187,795	20.1	(7.6)
Minority interest in income of consolidated subsidiaries	(338)	0.0	(812)	0.0	140.2
Equity in earnings (losses) of affiliated companies	66,551	0.1	49,207	0.0	(26.1)

Net income	18,669,954	25.6	17,236,190	20.1	(7.7)

	Yen		Yen
Per share data:
Net income
-Basic	139.85		128.65
-Diluted	137.83		128.11

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Net income	18,669,954	17,236,190

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	1,375,136	959,373
Less reclassification adjustment for (gains) losses included in net income	(704,199)	(381,360)

	670,937	578,013

Foreign currency translation adjustments	2,066,063	1,451,107
Unrecognized pension liabilities;
Pension liability adjustment to initially apply SFAS No.158	—	(164,786)

Total	2,737,000	1,864,334

Tax effect of other comprehensive income (loss):
Income tax expense related to unrealized gains (losses) on debt and equity securities	(297,400)	(223,070)
Income tax expense related to unrecognized pension liabilities	—	(17,069)

	(297,400)	(240,139)

Other comprehensive income (loss), net of tax	2,439,600	1,624,195

Comprehensive income	21,109,554	18,860,385

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
<Common stock>
Balance at beginning of period	11,426,977	12,484,849
Exercise of stock purchase warrants and stock acquisition rights	1,057,872	994,227

Balance at end of period	12,484,849	13,479,076

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063
Tax benefit from exercise of non-qualified stock warrants	155,323	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Stock option compensation expense	—	5,108,924
Exercise of stock purchase warrants and stock acquisition rights	1,057,405	993,894

Balance at end of period	18,572,063	24,755,879

<Retained earnings>
Balance at beginning of period (Previously announced)	42,165,026	55,971,955
Cumulative-effect of the adjustment by applying SAB No.108	—	(2,251,639)
Balance at beginning of period (After adjusted)	42,165,026	53,720,316
Net income	18,669,954	17,236,190
Stock issue costs, net of tax	(3,519)	(3,761)
Cash dividends	(4,794,028)	(7,509,068)
Loss on sales of treasury stock, net of tax	(65,478)	(57,539)

Balance at end of period	55,971,955	63,386,138

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	284,348	657,885
Net change during the period	373,537	354,943

Balance at end of period	657,885	1,012,828

<Cumulative translation adjustments>
Balance at beginning of period	(606,463)	1,459,600
Aggregate translation adjustments for the period	2,066,063	1,451,107

Balance at end of period	1,459,600	2,910,707

<Unrecognized pension cost>
Balance at beginning of period	—	—
Accumulated adjustments by applying SFAS No.158	—	(181,855)
Balance at end of period	—	(181,855)

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)
Purchase of treasury stock	(142,062)	(7,117,842)
Sales of treasury stock	313,283	234,359

Balance at end of period	(7,283,242)	(14,166,725)

Total shareholders’ equity	81,863,110	91,196,048

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Cash flows from operating activities:
Net income	18,669,954	17,236,190
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,878,050	3,466,388
Pension and severance costs, less payments	207,109	248,564
Deferred income taxes	(1,358,568)	(3,644,302)
(Gain) loss on sales of marketable securities	(370,326)	(464,055)
Equity in earnings of affiliated companies	(66,551)	(49,207)
(Gain) loss on sale and disposal of fixed assets	11,585	3,466
Stock option compensation expense	—	4,971,477
Dividends received from affiliated company	—	28,000
Minority interest	338	812
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	6,209,680	12,960,443
(Increase) decrease in accounts receivable, net of allowances	(3,567,924)	(84,956)
(Increase) decrease in inventories	(124,971)	(303,254)
Increase (decrease) in notes and accounts payable, trade	(526,321)	587,337
Increase (decrease) in accrued income and other taxes	(1,826,959)	4,644,548
(Increase) decrease in other current assets	(34,426)	(667,417)
Increase (decrease) in accounts payable, other	381,414	143,162
Increase (decrease) in other current liabilities	1,336,703	(61,823)
(Increase) decrease in other assets	(207,984)	(931,569)
Other	34,809	(695,385)

Net cash provided by operating activities	20,645,612	37,388,419

Cash flows from investing activities:
Payments for purchases of property and equipment	(1,153,193)	(1,942,091)
Software development cost	(1,446,248)	(1,456,755)
Payments for purchases of other intangibles	(216,107)	(1,395,220)
Proceeds from sales of marketable securities	22,079,575	20,648,519
(Payment for)/Proceeds from marketable securities maturing within three months or less (net)	(189,708)	1,292,234
Payments for purchases of marketable securities and security investments	(28,043,534)	(28,355,269)
Payments for business acquisition	(2,716,702)	(816,655)
(Payments for)/Proceeds from time deposits	(1,052,017)	921,000

Net cash used in investing activities	(12,737,934)	(11,104,237)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	2,111,758	1,984,360
Proceeds from sales of treasury stock	247,805	176,820
Payment for purchase of treasury stock	(142,062)	(7,117,842)
Tax benefit from exercise of non-qualified stock warrants	155,322	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Capital contribution from minority interest	4,193	—
Dividends paid	(4,782,764)	(7,497,089)

Net cash used in financing activities	(2,405,748)	(12,372,753)

Effect of exchange rate changes on cash and cash equivalents	1,202,290	2,672,948

Net increase (decrease) in cash and cash equivalents	6,704,220	16,584,377
Cash and cash equivalents at beginning of period	52,908,357	59,612,577

Cash and cash equivalents at end of period	59,612,577	76,196,954

Supplementary information of cash flow:
Payment for interest expense	3,709	19,638
Payment for income taxes	13,109,985	9,516,032

Feb 21, 2007

Report of Earning Results (Consolidated)

For Fiscal Year Ending December 31, 2006

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated			Tokyo Stock Exchange 1st Section
Code:	4704			Location: Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:		Title	Representative Director and Chief Executive Officer
		Name	Eva Chen
Contact:		Title	Representative Director (Chief Operating Officer and Chief Financial Officer)
		Name	Mahendra Negi	(Phone: 81-3-5334-4899)

Date of the board of directors authorizing the earning results: Feb 21, 2007

1.	Financial Highlights for FY 2006 (January 1, 2006 through December 31, 2006)

(All figures except for per share information are rounded to millions of yen.)

(1) Consolidated Results of Operations

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2006	85,614	17.2	27,076	(1.8)	29,556	1.5
FY 2005	73,030	17.7	27,572	5.7	29,108	10.6

	Net Income	Growth Rate	Net income per share (basic)	Net income per share (diluted)	Return on shareholders’ equity	Net income before tax / total assets ratio	Net income before tax ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2006	17,236	(7.7)	128.65	128.11	19.9	19.7	34.5
FY 2005	18,670	17.6	139.85	137.83	25.7	24.3	39.9

(Note)

1. Equity in earnings of affiliated companies:	49 million yen (67 million yen in FY 2005)
2. The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the period.
3. Weighted average number of shares outstanding:	133,977,907 shares (133,498,438 shares in FY 2005)
4. The percentage of net sales, operating income, net income before tax and net income are comparison to the prior fiscal year.

(2) Consolidated Financial Position

As of	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
December 31, 2006	167,265	91,196	54.5	686.54
December 31, 2005	132,935	81,863	61.6	610.51

(Note)

Number of shares outstanding :	132,834,892 shares as of December 31, 2006
134,090,494 shares as of December 31, 2005

(3) Consolidated Cash Flow Information

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2006	37,388	(11,104)	(12,373)	76,197
FY2005	20,646	(12,738)	(2,406)	59,613

(4) Basis of consolidation and application of equity method:

The number of consolidated subsidiaries	19
The number of unconsolidated subsidiaries accounted by equity method	0
The number of affiliated companies	2

(5) Change in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries	0
The number of excluded consolidated subsidiaries	1
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	0

2. Projected consolidated earnings

Projected earnings for the next quarter (January 1, 2007 through March 31, 2007)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
1st Qtr	23,000	5,500	2,850

(Note)

Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending December 31, 2007 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers URL filtering products.

Products related to anti-virus:

PC client products    LAN server products    Internet server products    All Suite products    Other products

The business functions in Trend Micro Group are described below.

Function	Operating Segment	Main companies
Research and development	Japan	Trend Micro Inc. (Japan)
	North America	Trend Micro Inc. (U.S.A.)
	Europe	Trend Micro Deutschland GmbH (Germany)
Trend Micro (UK) Limited
	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro (China) Incorporated
Manufacturing of the Products	Asia Pacific	Trend Micro Incorporated (Taiwan)
Sales of the Products	Japan	Trend Micro Inc. (Japan)
	North America	Trend Micro Inc. (U.S.A.)
	Europe	Trend Micro (EMEA) Limited (Ireland)
Trend Micro Deutschland GmbH (Germany)
Trend Micro Italy S.r.l.
Trend Micro France SA
Trend Micro (UK) Limited
	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro Korea Inc.
Trend Micro Australia Pty. Ltd.
Trend Micro Hong Kong Limited (China)
Trend Micro (China) Incorporated
	Latin America	Trend Micro do Brasil Ltda.
Trend Micro Latinoamerica S.A. de C.V. (Mexico)
Back office	Europe	Trend Micro (EMEA) Limited (Ireland)
	Latin America	Servicentro TMLA, S.A. de C.V. (Mexico)

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

(Note) All Subsidiaries are consolidated

2. Management Policy and Business Performance

MANAGEMENT POLICY

(1). BASIC POLICY OF MANAGEMENT

Our Vision:                     To create a world safe for exchanging digital information.

Our Mission:                  We ensure digital operational continuity against unpredictable threats.

Computer networks, mainly those linked to the internet, have become a global infrastructure, as lifelines of the information society regardless of individual, business or national border. In the information society which is flooded with vast amounts of information, the computer network systems are used as communication methods comparable to telephones and faxes, and as a means to improve and rationalize business process for companies in recent years, and the systems play a roll in improving productivity and efficiency. Today many companies and individuals are being connected via the internet and it has produced various working styles, such as small offices and home offices, which enables employees to work at remote locations and business forms which establish data management operation and customer support operation, etc. in areas where labor cost is relatively low beyond the confines of country, industry, business form. The diffusion of networks on a global scale has already become the foundation for the global economy with eliminating the geological restrictions of business activities.

In typical homes there are many devices with internet functions and fusion of home appliance and IT is emerging as a result of the breadth of technologies deployed through Information Communications Technology devices, mobile phones, video game consoles, IP telephone, and peer-to-peer (P2P) as file-sharing program, broadband high-speed communication technology and wireless communication technology. In-home networks become popular, often with several internet devices in each household, and our daily life is evolving, influenced by the advanced information society.

In this way today’s computer network systems have much impact on the whole society to bring about changes in business forms and individual lifestyles around the world. When we think about the changes of our life from the viewpoint of information, the benefit of worldwide networking cannot be overestimated. Non standardized manufactures as the obstacle digital information exchanges in the past have gradually disappeared, and as a consequence, improvements in compatibility and convenience are achieved. On the other hand, with the disappearance of diversity, the possibility to use vulnerabilities for attacking the whole network system by computer viruses is acknowledged as a problem. With the standardization of the global infrastructure network, the convenience enabled by the internet and the risks associated with it are on two sides of the same coin. Crimes carried out through the manipulation of computer networks, such as phishing, theft of proprietary information and virus incidents, could have significant impact on our daily life and economic activities. Today the threats on the network such as computer viruses, spyware and spam are not of the nature that can be predicted beforehand and treated with all possible measures. It seems there is now a requirement for enterprises and individuals to deploy security measures against new network threats and crimes which are increasing, causing theft of proprietary information, monetary damages, flattening the networks and all the rest around the world.

For such a great responsibility to protect the global infrastructure, we will provide strongly supportive products and services promptly beyond national boundaries for every phase of operations in the network such as vulnerability prevention, risk management, outbreak prevention, timely update of virus/ spyware / spam pattern files, assessment and restoration. We are not only protecting enterprises and individual users from the threats over the networks without interrupting economic activities, but also would like to contribute to the further development of the information society by improving the safety of the whole network system.

(2). BASIC POLICY OF PROFIT SHARING

We intend to continue to return profits to shareholders based on the net profit on a consolidated basis while striving to enhance financial strength and secure internal reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. As our basic policy about dividend, we plan to pay a year-end dividend on the basis of the dividend ratio of 50% excluding the effect of stock option compensation expenses. We will add stock option expenses back to accounting net income for pay-out calculations.

(3). VIEWS AND POLICIES FOR INVESTMENT UNIT

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we have concluded that reducing the investment unit which will incur considerable expense is not necessarily beneficial to all shareholders.

We intend to review in the future the investment unit as needed, taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

(4). TARGET MANAGEMENT INDEX

According to a research institute, the antivirus industry, which we belongs to, is estimated to expand at an annual growth rate of around 11% from 2005 to 2010 (December 2006, IDC, USA). Making the growth rate of our consolidated net sales to exceed the industry average without fail is an important index that tells us whether we can grow up to a leading company which can contribute to customers in the global market as well as the Japanese market or not.

In view of the fact that we have a relatively small amount of investments in physical fixed assets such as manufacturing equipment, have no significant time-lag between accounting profit and loss and cash flows as a characteristics of software companies, and have uncertainty about the long-term forecast of the whole industry which, including our company, has a relatively short history, we set target as operating income margin rate of 35 – 40% at this time.

(5). ISSUES TO DEAL WITH

In the antivirus industry which we belong to, there have been two competitors having higher market shares than ours in the U.S. In addition to this, Microsoft Corporation, a major operating system software vendor, announced that it has entered into the security market, so we will face a new, big competitor in the near future.

Microsoft Corporation has started the supply of “Windows LiveTM OneCareTM,” a security service for consumers since May 2006 in US and January 2007 in Japan, and also launched “Microsoft® Windows VistaTM,” a new OS which is said to have an enhanced security function, global launch in January 2007. It also announced that it plans to offer a service called “Forefront Client Security” for corporate users.

It is anticipated that the possibility of their entry into the security market will make the competition in the market more intense.

For such intense competition, we are enhancing our wide range of technologies to realize multifaceted security measures against new threats evolving day by day by acquiring InterMute Inc. which provides antispyware technologies and Kelkea Inc. which provides IP filtering and reputation services in 2005.

We, an expert in the antivirus area, have formed several alliances with some of the most respected names in the IT industry including Cisco Systems, Inc. in the U.S., the worldwide leader in networking for the internet. They have been delivering the advanced prevention solution named Cisco Incident Control System (ICS) which contains a part of our antivirus functions into Cisco’s routers, switches and security appliance products starting.

We believe this kind of alliance has important for our products and sales strategies, because it has potential effects from the fusion of competitive products in each other’s fields and the supplement of sales channels between affiliated vendors.

We would like to continue to develop original solutions faster than the competitors by concentrating our business resources and improve our superiority in products and services with advancing product specifications and performance from the viewpoint of customers. At the same time, we will aim at company growth for the future to strength our loyalty for customers with marketing development to be conscious of the customer attributes based on differences in each buying behaviour.

(6). PARENT COMPANY AND OTHER RELATED COMPANIES

Not Applicable

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

(1). REVIEW OF CURRENT PERIOD

	(Unit: million yen)
	Net Sales	Operating income	Net income before tax	Net income
FY2006	85,614	27,076	29,556	17,236
FY2005	73,030	27,572	29,108	18,670
Rate of Change	17%	Δ2%	2%	Δ8%

	(Unit: million yen)
	Net Sales
	FY2006	FY2005	Rate of Change (%)
Japan	33,248	29,416	13%
North America	19,295	15,417	25%
Europe	21,150	18,379	15%
Asia and Pacific Reg.	9,149	7,910	16%
Latin America	2,771	1,908	45%

[Overview of Current Business Performance]

The Japanese economy during this term has continued its expanding trend. The Cabinet Office’s economic report for November 2006 said, “The economy is recovering although weakness is seen in consumption.” The current Japan economic expansion has entered its 58th month without interruption to become the longest post-World War II boom, surpass-ing the 57-month-long Izanagi boom from November 1965 to July 1970. Also, according to the Short-term Economic Survey of Enterprise in Japan (Tankan) announced in December 2006, the business conditions of not only large enterprise and manufacturing, but also medium-sized and small enterprises has improved for 3 consecutive terms, and it has continuously led to proactive fixed investment and expanded employment. Such a recovery of business enterprise sectors ripple through the household sector, and leads to prolonged economic growth, but does not achieve a drastic improvement of consumer spending expansion. Under such a situation, the Bank of Japan decided to lift its zero-interest rate policy in July 2006. Though this was the first time in five years and four months that the Bank of Japan raised short-term interest rates, unfortunately there was no additional raise within 2006 at last. For the future, a positive growth cycle is anticipated with corporate profit increases leading to also increase in consumer spending, and growth in domestic demand. On the other hand, there are still possibilities of a bear tack again, the sharp U.S. economic downturn, and a slowdown in consumer spending. These several causes remind us that currently a cautious optimism should be taken.

The global economy is in the same situation. Though month-to-month rise base of the Composite Leading Indicator (CLI) for OECD in November 2006 has still gone up for the fourth consecutive month, there are concerns such as a slowdown of growth due to hovering at high price of crude oil, the possibility of the inflationary pressures increase, and the expansion of global economic imbalances and sharp U.S. economic downturns, but also there is an increased geopolitical risks owing to events such as the Iraqi situation and nuclear test carried out by North Korea, and others.

In the network security industry, the intent of malicious code flying around the web has shifted to the theft of proprietary information and getting concrete gains such as money since last year, both in Japan and overseas this year again. Also the attacking trend would be further strengthen the belief that it has shifted criminal for pleasure to the theft of proprietary information with the specific targets rather than general public since 2005. Under such a situation, the number of virus infection damage incidents in this term in Japan was 91,901 reports. This number is approximately double to the same period last year (45,208 reports).

Although the new types of threats as Spyware, Adware, and Bot attacks (where third parties other than the authorized users take control of machines by remote control, creating a network of infected computers that they use to commit misdeeds) , which were major causes for the incident reports, have been continuously harming users. On the other hand, the WORM type of malicious code, that is routed through both mail and network, used to be the main method to spread a computer virus, has recently been reported less often. However WORM_STRATION outbreak in the second half of this year, kick-started the revival of old-fashioned and mass-mailing type worms, the technology of which has been out off date for these years. There is a possibility that malicious code writers may come up with a new approach based on such an out-of-date technology in near future. As a result, the malicious code, that aims to get concrete gains such as money, has continued evolving its method of attack since last year. Also, recently Ransomware, a type of malware to encrypt the victim’s data and demand payment for the decryption key, has been reported overseas. The varying types and amount of damage caused by malicious codes will continue to increase further, as will the use of networking. Such a trend has been progressing and the cost of damate associated with fraud and identity theft will also become enormous.

Under such an environment, our group’s business conditions are as follows:

First of all, in Japan, the virus which abuses Winny and Share, Japanese indigenous peer-to-peer (P2P) file-sharing program which has gained notoriety since 2003, has flourished from the beginning of this year. Though the numbers of infection reports have been decreasing, information leak cases caused by such a virus, show no sign of significant decline. At the same time, there have been many sensational headlines about the theft of proprietary information related to business enterprises. When businesses suffer security breaches by malicious attackers, it can have a direct impact on corporate reputation and trustworthiness. In this instance, consumers may be directly affected and public expectation regarding improved security measures is likely to increase. In addition, the demand for the security products continues to increase to the SMB market since the full enforcement of the personal information protection law from April 2005. Moreover, our flagship personal product “Virus Buster” has still seen healthy growth with the demand of personal users based on their strong awareness to protect against the theft of individual property. In those results, the amount of sales for this period in Japan was 33,248 million yen (13% increase from the same period in previous year).

In the North American region, amid concerns of a weak economy caused by housing market slowdown, the FRB has delayed interest rate hikes for 4 months since August. The consumer market in which we have expanded our sales channels since last year showed a substantial increase. Also, the security demands for especially the small companies in SMB business market increased continuously. The sales for this period in the area came to 19,295 million yen (25% increase from the previous period).

In the European region, according to IFO Business Climate Index, German business sentiment rose in June to its highest level in over 15 years. It is considered that opportunities such as the 2006 World Cup and incentives to spend before value-added tax’s expires at the beginning of 2007 are increasing and good for domestic and foreign demand. Many other European countries’ business economy have also seen a gradual recovery based on enterprise-driven with the brisk exports. At the same time, consumer spending growth which has been slow, started to show a gradual recovery and improved employment figures. The European Central Bank (ECB) as a result of reviewing its ultra-low interest policy at the end of 2005 (for the first time in the past 5 years), the annual growth rate of the European economy in 2006 recorded over 2% year-to-year. Under these circumstances, sales for the large enterprise market especially in France and Italy have increased. The sales for this period in the region came to 21,150 million yen (15% increase from the previous period).

In Asia and Pacific regions, especially in East Asia, mainland China’s GDP has recorded its growth rate for 4 consecutive years of double-digit year-to-year growth. Though the issue of inflationary pressure concerns has been reduced by exchange rate and oil price increasing levelling off at the end of this year, the weak US economy might be concerned about slow economic growth for any Asian countries in the background of brisk export stands out. According to such a situation, we have a growth of sales for large enterprise and SMB business market, and also Australia and mainland China have been showing steady performance of sales. The net sales for this period in the regions came to 9,149 million yen (16% increase from the previous period).

In the Latin America region, SMB business market boosted net sales and its growth rate is the highest across all regions for this period. In this region net sales came to 2,771 million yen (45% increase from the previous period).

Regarding 2006 sales achievement according to customer size, net sales of the Enterprise business was 24,740 million yen, Small and Mid-size business was 40,300 million yen, and Consumer was 20,574 million yen.

As a result, the consolidated net sales for this period came to 85,614 million yen (17% increase from the previous period). However, in spite of 1,700 million yen received through a one time payment (receipt) related to intellectual property usage, the company’s operating expenses totaled 58,538 million yen (this is a 29% increase from the previous period) due to the increases in stock option expense, which has no cash payment, as 5,000 million yen during 2006, and an increase in employee recruitment. The consolidated operating income for this period was 27,076 million yen (2% decrease from the previous period) and the consolidated net income for this period was 17,236 million yen (8% decrease from the previous period).

(2). Projection for the First Quarter of the fiscal year 2007 (from January 1, 2007 to January 31, 2007)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole fiscal year. Instead, we make it a rule to announce our business forecast for the coming quarter at the time of reporting quarterly results.

In the event the forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce a revision to the earnings forecast.

Business forecast for the First Quarter of FY2007 (January 1, 2007 – March 31, 2007)

Consolidated net sales	23,000 million yen
Consolidated operating income	5,500 million yen
Consolidated net income	2,850 million yen

In development of the business forecasts the main assumed exchange rates are as follows.

1 US $	118 yen
1 Euro	156 yen

II. FINANCIAL CONDITION

CASH FLOW

	(Unit: million yen)
	FY 2006	FY2005	Increase (Decrease)
Cash Flows from Operating Activities	37,388	20,646	16,742
Cash Flows from Investing Activity	Δ11,104	Δ12,738	1,634
Cash Flows from Financing Activity	Δ12,373	Δ2,406	Δ9,967
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,673	1,202	1,471
Net increase (Decrease) in Cash and Cash Equivalents	16,584	6,704	9,880
Cash and Cash Equivalents at end of period	76,197	59,613	16,584

[Overview of Cash Flow]

For the cash flows from operating activity for this period, cash inflows increased by 16,742 million yen compared with the previous period and the balance was ended with a surplus of 37,388 million yen. This increase in cash inflows is mainly due to a substantial increase in deferred revenue and in accrued income and other taxes, as well as stock option expenses which have no cash payment in spite of a slight decrease in net income.

For the cash flows from investing activity, cash outflows decreased by 1,634 million yen compared with the previous period and the balance was ended with a deficit of 11,104 million yen. This decrease in cash outflows is mainly due to decrease payments for acquisition of business and other payments in this period.

For the cash flows from financial activity, cash outflows increased by 9,967 million yen compared with the previous period and the balance was ended with a deficit of 12,373 million yen. This increase in cash outflows is mainly due to payments for purchase of treasury stock and a substantial increase in dividends paid.

Taking these increases and decreases and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at the end of this period was 76,197 million yen and was increased by 16,584 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(US GAAP)
	FY2003	FY2004	FY2005	FY2006
Shareholder’s equity Ratio (%)	54.1	59.2	61.6	54.5
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	449.9	277.2
Debt Redemption Period (years)	0.4	—	—	—
Interest Coverage Ratio	103.3	218.2	5,566.4	1,903.9

	(Japan GAAP)
	FY2001	FY2002
Shareholder’s equity Ratio (%)	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	626.7	360.4
Debt Redemption Period (years)	1.2	0.8
Interest Coverage Ratio	44.2	49.4

Note

Shareholder’s Equity Ratio	: (Total shareholder’s Equity)/(Total Assets)
Capital Adequacy Ratio on Market Value Basis	: Total Market Value of Shares)/( Total Assets)
Debt Redemption Period	: (Interest-bearing Debt)/(Operating Cash Flow)
Interest Coverage Ratio	: (Operating Cash Flow)/(Interest Payment)

*All indexes are calculated from the financial statement amounts on a consolidated basis.

*“Total Market Value of Shares” is calculated as follows; “closing share price at the term end” multiplies by “number of shares issued at the term end “(net of treasury shares).

*“Operating Cash Flow” is “Net cash flows provided by operating activity” in the consolidated statement of cash flows. “Interest-bearing Debt” is all debts with interest payments among the debts reported in the consolidated balance sheet. “Interest Payment” is the amount of payment for interest expense in the consolidated statement of cash flows

*With the enforcement of the revision of “Rules on the terms, forms and making method of a consolidated financial statement” in March 2002, the consolidated financial statements have been prepared based on US GAAP from the year ended December31, 2003.

III. RISK FACTORS

The occurrence of any of the following risks could affect our business, financial condition or results of operations. In such case, the trading price of our shares and the ADSs could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

MAJOR SOFTWARE AND HARDWARE VENDORS MAY INCORPORATE ANTIVIRUS PROTECTION IN THEIR PRODUCT OFFERINGS, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR UNMARKETABLE.

Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include antivirus functions. These companies may offer antivirus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if antivirus products offered by these vendors were comparable or superior to our products. In addition, even if these vendors’ antivirus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost or for any other reasons.

Microsoft Corp., a major operating system vendor, has acquired several security vendors such as GeCAD Software Srl., an antivirus software vendor in Romania. Microsoft Corp. has launched antivirus products or services such as “ Windows LiveTM OneCareTM” for consumer users since May 2006 in US, January 2007 in Japan. Also they announced that they will have a plan to start the service for enterprise named “Forefront Client Security” since around 2007 to 2008. At this time, we do not know the details of those services or products, but if in fact Microsoft will launch those products or services, and/or, if antivirus functions were to be included in its operating system products, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling antivirus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect antivirus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, antivirus products drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide antivirus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our antivirus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)10.4 billion, or 16.8%, of our net sales in fiscal 2004, approximately (Yen)10.6 billion, or 14.5%, of our net sales in fiscal 2005, and approximately (Yen)11.0 billion, or 12.9%, of our net sales in fiscal 2006. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTIVIRUS SOFTWARE MARKET.

The antivirus software market is characterized by:

•	rapid technological change;

•	the proliferation of new and changing computer viruses;

•	frequent product introductions and updates; and

•	changing customer needs.

These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce antivirus products that are technologically superior to our products. Additionally, new software operating system, network system or antivirus software industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as the Trend Micro Network VirusWall and InterScan Gateway Security Appliance. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes in compliance with environmental and other regulations in the markets we serve, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are mainly focusing our business on the field of antivirus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the antivirus software market in the U.S. and Europe is significantly smaller relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2005 and 2006. Because our competitors are already well-established in these key markets and have greater financial and other resources and brand recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following advantages over us in the U.S. and European markets:

•	greater name recognition;

•	more diversified product lines;

•	larger customer bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the antivirus software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; or

•	more effectively and profitably market, sell and support their products.

THE POSIBILITY OF DECRESE SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, McAfee, Inc. and Symantec Corporation, are active in the Japanese antivirus software market and have allocated significant resources to achieve success in the Japanese antivirus software market. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE MAY ACQUIRE COMPANIES TO GROW OUR BUSINESS, FUTURE ACQUISITIONS MAY REDUCE OUR EARNINGS AND RESULT IN INCREASED COSTS IN OUR BUSINESS OPERATIONS.

In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

•	our inability to retain customers, suppliers and other important business relationships of an acquired business;

•	difficulties in integrating an acquired company into Trend Micro, including the acquired company’s operations, personnel, products and information systems;

•	diversion of our management’s attention from other business concerns; and

•	adverse effects on our results of operations from acquisition-related charges, impairment of goodwill and purchased technology and possible recognition of impairment charge.

If we make such an acquisition using our stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion was booked as goodwill write-off in 2001.

IF HACKERS GAIN UNAUTHORIZED ACCESS TO OUR SYSTEMS, WE COULD SUFFER DISRUPTIONS IN OUR BUSINESS AND LONG-TERM DAMAGE TO OUR REPUTATION.

We may be more susceptible to problems caused by hackers than other software companies. As an antivirus software company that delivers virus protection products over the Internet, hackers specifically target us in order to cause us to transmit computer viruses or interrupt the delivery of our antivirus software monitoring and security services over the internet which could result in further interruptions. We could suffer substantial disruptions in our business and material damage to our reputation which could in turn result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

WE FACE NEW RISKS RELATED TO OUR ANTI-SPAM AND ANTI-SPYWARE SOFTWARE PRODUCTS.

Our anti-spam and anti-spyware products may falsely identify emails or programs as unwanted “spam” or “potentially unwanted programs,” or alternatively fail to properly identify unwanted emails or programs, particularly as “spam” emails or spyware are often designed to circumvent anti-spam or spyware products. Parties whose emails or programs are blocked by our products may seek redress against us for labeling them as “spammers” or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted “spam” or “potentially unwanted programs” may reduce the adoption of these products.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

•	attract, train, retain, motivate and manage new employees successfully;

•	effectively integrate new employees into our operations; and

•	continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective customer service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems; and

•	exploit new market opportunities and effectively respond to competitive pressures.

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, OR MAY RETURN OUR PRODUCTS.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also return the products to us under certain circumstances.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Our products may be considered to be capital purchases by certain enterprise customers. Capital purchases are often uncertain and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of unfavorable economic conditions. Any cancellation or delay could adversely affect our results of operations.

WEAK FINANCIAL CONDITIONS OF SOME OF OUR DISTRIBUTORS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectability and creditworthiness of our distributors to determine an appropriate allowance for doubtful receivables. Our uncollectible accounts could exceed our current or future allowance for doubtful receivables, which would adversely impact our operating results.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFICANT AMOUNTS OF PENALTY PAYMENTS PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

We guarantee a certain quality of product support to our customers through our service level agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of a virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 20% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Eva Yi-Fen Chen. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR OUR SHARES AND OUR ADSs TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and our ADSs could fall.

Factors which could cause our quarterly financial results to fluctuate include:

•	timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

•	new product introductions by our competitors;

•	significant marketing campaigns, research and development efforts, employee hiring, and other capital expenditures by us to drive the growth of our business;

•	changes in customer needs for antivirus software; and

•	changes in economic conditions in our major markets.

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the US and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 41% in fiscal 2004, approximately 40% in fiscal 2005 and approximately 39% of our net sales in fiscal 2006. Because of our dependence on the Japanese market, any deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the US dollar, euro and the New Taiwan dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, we hold thirteen issued patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. On the other hand, there is the possibility of the suspension of our products and services sales, compensation, and royalty payment of licensee because of our patent infringement upon another company. Additionally, there is also a possibility that a case brought against a service invention and suit filed by employee. In the case of losing such a lawsuit, payment to compete the employee may be incurred.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. In the case of losing such a law suit, there is a possibility that the case brought against it, and suit filed by our services and products user with brought an action for damages and recovery of pain and suffering damages, could have a material adverse effect on our business.

OUR BUSINESS FACES THE RISK OF EFFECT FROM VIOLATION OR AMMENDMENT OF THE LAW AND THE LEGAL ACT.

All our business would be under various laws, legal acts, and regulations in each country and each region. If we would fail to comply with those laws and regulations, it would provide more severe administrative guidance and penal regulations. In such a case, there is the possibility to have a material adverse effect on our operating results. Also, in the case of the laws and regulations legal amendments, there are the possibility to be tighten regulations and restrictions on our products and services and carry a cost in terms of relevant issues. In such a case, our business may have a material adverse effect on our operating results,

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES, OUTBREAK OF BIOLOGICAL VIRUSES AND OTHER HAZARDS.

We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem, our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

Tokyo, where our corporate headquarter is located, is near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. There is no guarantee that an earthquake would not seriously disturb our entire business operations. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

In addition, many of the key countries and regions in which we operate have sustained negative economic impact from events such as the continued fear of future terrorist attacks and the outbreak of severe acute respiratory syndrome, or SARS. Prolonged continuation of these adverse factors may hurt our results of operations and financial condition.

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE US INVESTMENT COMPANY ACT OF 1940.

In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the US Investment Company Act of 1940. We do not believe that we are an investment company as defined under the US Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our US listing or other sponsorship promoting a US trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 39.5% of our outstanding shares as of December 31, 2006. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSs MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the US and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen) 1,440 and a high of (Yen) 9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on December 29, 2006 was (Yen) 3,490, and the closing price on the Nasdaq National Market for our ADSs on December 29, 2006 was $29.40 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

BECAUSE OF DAILY PRICE RANGE LIMITATIONS UNDER JAPANESE STOCK EXCHANGE RULES, YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK AT A PARTICULAR PRICE ON ANY PARTICULAR TRADING DAY, OR AT ALL.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	59,612,577		76,196,954
Time deposits	1,435,293		514,293
Marketable securities	22,395,365		25,958,661
Notes and accounts receivable, trade
–less allowance for doubtful accounts
(Yen) 282,257 in FY2005 and (Yen) 514,223 in FY2006, respectively
–less sales returns
(Yen) 422,453 in FY2005 and (Yen) 208,275 in FY2006, respectively	19,198,870		19,923,830
Inventories	359,897		685,952
Deferred income taxes	6,727,229		9,438,457
Prepaid expenses and other current assets	1,925,791		3,708,789

Total current assets	111,655,022	84.0	136,426,936	81.6

Investments and other assets:
Securities investments	11,159,428		15,681,524
Investment in and advances to affiliated companies	321,569		254,308
Software development costs	1,174,691		1,167,079
Other intangibles	1,390,434		2,088,618
Goodwill	2,130,179		2,982,963
Deferred income taxes	2,033,488		4,370,672
Other	671,800		792,871

Total investments and other assets	18,881,589	14.2	27,338,035	16.3

Property and equipment:
Office furniture and equipment	4,468,891		6,542,245
Other properties	1,539,195		2,249,875

	6,008,086		8,792,120
Less: Accumulated depreciation	(3,609,473)		(5,292,452)

Total property and equipment	2,398,613	1.8	3,499,668	2.1

Total assets	132,935,224	100.0	167,264,639	100.0

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	118,572		143,637
Accounts payable, trade	794,450		1,428,202
Accounts payable, other	3,208,625		3,753,566
Withholding income taxes	1,082,302		1,465,451
Accrued expenses	3,138,674		4,023,464
Accrued income and other taxes	5,476,791		10,100,431
Deferred revenue	31,506,315		45,093,703
Other	895,088		961,342

Total current liabilities	46,220,817	34.8	66,969,796	40.1

Long-term liabilities:
Deferred revenue	3,874,936		7,681,730
Accrued pension and severance costs	889,774		1,149,219
Other	82,056		261,214

Total long-term liabilities	4,846,766	3.6	9,092,163	5.4

Minority interest	4,531	0.0	6,632	0.0

Shareholders’ equity:
Common stock
Authorized
-December 31, 2005 250,000,000 shares (no par value)
-December 31, 2006 250,000,000 shares (no par value)
Issued
-December 31, 2005 136,603,725 shares	12,484,849
-December 31, 2006 137,344,504 shares			13,479,076
Additional paid-in capital	18,572,063		24,755,879
Retained earnings	55,971,955		63,386,138
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	657,885		1,012,828
Cumulative translation adjustments	1,459,600		2,910,707
Unrecognized pension liabilities	—		(181,855)

	2,117,485		3,741,680

Treasury stock, at cost
-December 31, 2005 2,513,231 shares	(7,283,242)
-December 31, 2006 4,509,612 shares			(14,166,725)

Total shareholders’ equity	81,863,110	61.6	91,196,048	54.5

Total liabilities, minority interest and shareholders’ equity	132,935,224	100.0	167,264,639	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

	(Thousands of yen)
	For the year ended December 31, 2005		For the year ended December 31, 2006		Increase (Decrease) %
Account	Amount	%	Amount	%
Net sales	73,029,901	100.0	85,613,662	100.0	17.2

Cost of sales:
Amortization of capitalized software, and Material	2,598,603		4,138,033
Maintenance	1,671,320		3,259,764
Customer Support	6,857,901		8,496,171

Total Cost of sales	11,127,824	15.2	15,893,968	18.6	42.8

Operating Expense:
Selling	20,944,484		27,216,279
Research and development	4,395,207		4,719,313
General and administrative	8,990,611		10,708,306

Total operating expenses	34,330,302	47.0	42,643,898	49.8	24.2

Operating income	27,571,775	37.8	27,075,796	31.6	(1.8)

Other incomes (expenses):
Interest income and dividend received	836,910		1,775,896
Interest expense	(3,709)		(19,638)
Gain (loss) on sales of marketable securities	370,326		464,055
Foreign exchange gain (loss), net	327,257		(37,955)
Other income (expense), net	5,741		297,686

Total other income (expense)	1,536,525	2.1	2,480,044	2.9	61.4

Net income before tax	29,108,300	39.9	29,555,840	34.5	1.5

Income taxes:
Current	11,863,127		16,012,347
Deferred	(1,358,568)		(3,644,302)

	10,504,559	14.4	12,368,045	14.4	17.7

Income before minority interest and equity in earnings of affiliated companies	18,603,741	25.5	17,187,795	20.1	(7.6)
Minority interest in income of consolidated subsidiaries	(338)	0.0	(812)	0.0	140.2
Equity in earnings (losses) of affiliated companies	66,551	0.1	49,207	0.0	(26.1)

Net income	18,669,954	25.6	17,236,190	20.1	(7.7)

Per share data:

	Yen		Yen
Net income
-Basic	139.85		128.65
-Diluted	137.83		128.11

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Net income	18,669,954	17,236,190

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	1,375,136	959,373
Less reclassification adjustment for (gains) losses included in net income	(704,199)	(381,360)

	670,937	578,013

Foreign currency translation adjustments	2,066,063	1,451,107
Unrecognized pension liabilities;
Pension liability adjustment to initially apply SFAS No.158	—	(164,786)

Total	2,737,000	1,864,334

Tax effect of other comprehensive income (loss):
Income tax expense related to unrealized gains (losses) on debt and equity securities	(297,400)	(223,070)
Income tax expense related to unrecognized pension liabilities	—	(17,069)

	(297,400)	(240,139)

Other comprehensive income (loss), net of tax	2,439,600	1,624,195

Comprehensive income	21,109,554	18,860,385

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
<Common stock>
Balance at beginning of period	11,426,977	12,484,849
Exercise of stock purchase warrants and stock acquisition rights	1,057,872	994,227

Balance at end of period	12,484,849	13,479,076

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063
Tax benefit from exercise of non-qualified stock warrants	155,323	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Stock option compensation expense	—	5,108,924
Exercise of stock purchase warrants and stock acquisition rights	1,057,405	993,894

Balance at end of period	18,572,063	24,755,879

<Retained earnings>
Balance at beginning of period (Previously announced)	42,165,026	55,971,955
Cumulative-effect of the adjustment by applying SAB No.108	—	(2,251,639)
Balance at beginning of period (After adjusted)	42,165,026	53,720,316
Net income	18,669,954	17,236,190
Stock issue costs, net of tax	(3,519)	(3,761)
Cash dividends	(4,794,028)	(7,509,068)
Loss on sales of treasury stock, net of tax	(65,478)	(57,539)

Balance at end of period	55,971,955	63,386,138

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	284,348	657,885
Net change during the period	373,537	354,943

Balance at end of period	657,885	1,012,828

<Cumulative translation adjustments>
Balance at beginning of period	(606,463)	1,459,600
Aggregate translation adjustments for the period	2,066,063	1,451,107

Balance at end of period	1,459,600	2,910,707

<Unrecognized pension cost>
Balance at beginning of period	—	—
Accumulated adjustments by applying SFAS No.158	—	(181,855)

Balance at end of period	—	(181,855)

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)
Purchase of treasury stock	(142,062)	(7,117,842)
Sales of treasury stock	313,283	234,359

Balance at end of period	(7,283,242)	(14,166,725)

Total shareholders’ equity	81,863,110	91,196,048

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Cash flows from operating activities:
Net income	18,669,954	17,236,190
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,878,050	3,466,388
Pension and severance costs, less payments	207,109	248,564
Deferred income taxes	(1,358,568)	(3,644,302)
(Gain) loss on sales of marketable securities	(370,326)	(464,055)
Equity in earnings of affiliated companies	(66,551)	(49,207)
(Gain) loss on sale and disposal of fixed assets	11,585	3,466
Stock option compensation expense	—	4,971,477
Dividends received from affiliated company	—	28,000
Minority interest	338	812
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	6,209,680	12,960,443
(Increase) decrease in accounts receivable, net of allowances	(3,567,924)	(84,956)
(Increase) decrease in inventories	(124,971)	(303,254)
Increase (decrease) in notes and accounts payable, trade	(526,321)	587,337
Increase (decrease) in accrued income and other taxes	(1,826,959)	4,644,548
(Increase) decrease in other current assets	(34,426)	(667,417)
Increase (decrease) in accounts payable, other	381,414	143,162
Increase (decrease) in other current liabilities	1,336,703	(61,823)
(Increase) decrease in other assets	(207,984)	(931,569)
Other	34,809	(695,385)

Net cash provided by operating activities	20,645,612	37,388,419

Cash flows from investing activities:
Payments for purchases of property and equipment	(1,153,193)	(1,942,091)
Software development cost	(1,446,248)	(1,456,755)
Payments for purchases of other intangibles	(216,107)	(1,395,220)
Proceeds from sales of marketable securities	22,079,575	20,648,519
(Payment for)/Proceeds from marketable securities maturing within three months or less (net)	(189,708)	1,292,234
Payments for purchases of marketable securities and security investments	(28,043,534)	(28,355,269)
Payments for business acquisition	(2,716,702)	(816,655)
(Payments for)/Proceeds from time deposits	(1,052,017)	921,000

Net cash used in investing activities	(12,737,934)	(11,104,237)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	2,111,758	1,984,360
Proceeds from sales of treasury stock	247,805	176,820
Payment for purchase of treasury stock	(142,062)	(7,117,842)
Tax benefit from exercise of non-qualified stock warrants	155,322	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Capital contribution from minority interest	4,193	—
Dividends paid	(4,782,764)	(7,497,089)

Net cash used in financing activities	(2,405,748)	(12,372,753)

Effect of exchange rate changes on cash and cash equivalents	1,202,290	2,672,948

Net increase (decrease) in cash and cash equivalents	6,704,220	16,584,377
Cash and cash equivalents at beginning of period	52,908,357	59,612,577

Cash and cash equivalents at end of period	59,612,577	76,196,954

Supplementary information of cash flow:
Payment for interest expense	3,709	19,638
Payment for income taxes	13,109,985	9,516,032

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains its books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account. In addition, certain reclassifications have been made in the 2005 consolidated financial statements to conform to the classifications used in 2006.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan – an amendment of FASB Statement No. 87, 88, 106, and 132(R)” .

The transitional difference, when SFAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

By adopting SFAS No.158, unrecognized pension liability, which is not recognized in accordance with Japan GAAP, is recognized and booked in our consolidated balance sheet.

(2) Goodwill

The Company accounts for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets” which requires the discontinuance of amortization for goodwill and at least an annual test for impairment.

(3) Stock Option

The Company accounts for stock option in accordance with SFAS No. 123 (revised 2004), “Share-Based Payments”.

(4) Quantifying financial statement misstatements

The Company accounts for the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

2. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated upon consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Consolidated net income includes the Company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries :

All subsidiaries which are composed of the following 19 companies are consolidated:

[North America]

Trend Micro Inc. (USA)

[Europe]

Trend Micro (EMEA) Limited (Ireland)

Trend Micro France SA

Trend Micro Deutschland GmbH (Germany)

Trend Micro Italy S.r.l.

Trend Micro (UK) Limited

[Asia Pacific]

Trend Micro Australia Pty.Ltd.

Trend Micro (China) Incorporated

Trend Micro Hong Kong Limited (China)

Trend Micro India Private Limited

Trend Micro Korea Inc.

Trend Micro Malaysia Sdn. Bhd.

Trend Micro (NZ) Limited (NewZealand)

Trend Micro (Singapore) Private Limited

Trend Micro Incorporated (Taiwan)

Trend Micro (Thailand) Limited

[Latin America]

Trend Micro do Brasil Ltda. (Brazil)

Servicentro TMLA,S.A.de C.V. (Mexico)

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Affiliated companies :

The equity method of accounting is applied to investments in the following affiliated companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of transactions. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at the exchange rate of December 31, 2006 and the resulting translation gains or losses are taken into current income. Foreign currency transactions are translated at the approximate rates of exchange prevailing at the transaction dates.

Revenue recognition

The Company’s revenue is derived primarily from product sales, which includes software product license and post-contract customer support services. Other revenue is composed of hardware sales, royalty income and supplementary service income. Royalty is comprised of fees from ‘Application service providers’ and ‘Internet service providers’, and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product sales include sales of our products, under limited circumstances, to other companies for inclusion in their products.

The Company licenses its software products under perpetual licensing. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support, and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty income is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue until the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products are delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of sales returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction of revenue at the time of sales.

The sales rebates to intermediaries are recognized as a reduction of revenue. Measurement of the sales rebates is based on two types of rebate arrangements. In one arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by the actual sales amount to intermediaries. In another arrangement, the rebate is paid only if the intermediaries achieve a targeted level of quarterly sales. The rebate rates vary depending on the level of targets and the matrix table of targets and rebate rate is agreed with intermediaries at the beginning of each quarter.

The Company applies the provisions of EITF 01-9 “Accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products” to all transactions where rebates are paid.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and investment securities

Marketable securities and investment securities consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized holding gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available-for-sale” debt securities with maturities longer than one year as investment securities in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to their fair market value for other-than-temporary declines in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted-average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current income. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a mainly five-year period for purchased software for internal use and other intangible assets.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased through business acquisition.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite-lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell.

Asset retirement obligations

The Company accounts for its asset retirement obligations in accordance with SFAS No.143 “Accounting for Asset Retirement Obligation” and FASB Interpretation No.47 “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB Statement No.143,” which require that a company to recognize the fair value of a legal obligation associated with the retirement of long-lived assets as a liability in the period in which it is incurred and period-to-period changes in the asset retirement liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows in the subsequent periods. The associated asset retirement costs are capitalized and amortized to expense over an economic useful life of the related assets.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company previously accounted for its stock-based incentive awards in accordance with the intrinsic value method as prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments”.

Had compensation cost for the stock purchase warrants and the stock acquisition rights been determined based on the grant-date fair value, as prescribed by SFAS No. 123, the Company’s pro forma net income and net income per share for the year ended December 31, 2005 would have been as follows:

(Thousands of Yen, except per share data)
For the year ended December 31, 2005
Net income:
As reported	18,669,954
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,594,158)

Pro forma net income	15,075,796

Net income per share:
As reported
Basic	(Yen)139.85
Diluted	137.83
Pro forma net income
Basic	(Yen)112.93
Diluted	111.30

Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on available-for-sale securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of common shares outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological changes and evolving industry standards in computer hardware and software technologies. In addition, the markets for the Company’s products are highly competitive and are rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place changes in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities, and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

Quantifying financial statement misstatements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 requires the Company to quantify misstatements using both the balance-sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows the Company to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings.

SAB No. 108 is effective from the first annual period ending after November 16, 2006, however, as permitted, the Company has elected to adopt the provisions early from the first half period of this fiscal year. Upon adoption of SAB No. 108, the Company corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings in the amount of (Yen) 2,251,639 thousand, which had previously been considered immaterial to the prior year consolidated financial statements. A breakdown of the cumulative-effect adjustment is as follows:

		(Thousands of Yen)
	Contents and reasons of the misstatements	Fiscal year that misstatements occurred	Increase (decrease) in the beginning of year retained earnings
(1)	Post-contract customer support service revenue should be deferred and recognized ratably over the service period. The Company corrected certain inconsistencies between the revenue recognition period and the actual service period that had occurred due to an operational limitation of tracking individual customer contract terms.	FY1999 -	(1,189,469)

(2)	In Japan, revenue for certain multi-year support service contracts was being recognized in a one-year period due to a system bug.	FY1999 -	(12,288)

(3)	Revenue of our North America operation had been dominated by the sales for the large corporate market and the deferral method used for sales in the large corporate market was also applied to the sales in the consumer market. However, the sales in the North America consumer market have increased in recent years. Therefore, the Company changed its deferral method in the consumer market to reflect a more accurate fair value.	FY1999 -	(143,845)

(4)	The fair value of post-contract customer support service in the Japanese consumer market had been determined in reference to the retail list price (the price for end-users) of each product component. To calculate more accurate fair value, the Company changed its deferral amounts to the ones which were based on the wholesale price (the price for distributors).	FY1999 -	(725,585)

(5)	The fair value of the legal obligation associated with the retirement of long-lived assets should be recognized as a liability as prescribed in SFAS No.143. However, the Company had not recorded certain such obligations that were considered immaterial. Therefore, the Company had provided an appropriate amount for all of its asset retirement obligations.	FY2005 -	(84,019)

(6)	In our North America operation, a subsidiary had applied the same deferral method for the major product line to the revenue from Intermute products and the products with a seat number of 50,001 or more, as well as the products bundled with a premium support program. However, the Company changed its method so that the entire sales amounts are deferred and recognized ratably over the service period since the fair value of the PCS component for those products could not be determined.	FY2005 -	(253,742)

(7)	In our North America operation, the start date and end date information for certain post-contract customer service arrangements was incorrectly entered into the system due to human processing errors. Accordingly, the Company corrected amortization of the related deferred revenue.	FY2005	23,212

(8)	In our North America operation, a subsidiary corrected its tax calculation with regard to the transfer of intellectual property which took place in 2005.	FY2005	284,830

(9)	In our North America operation, a subsidiary immediately expensed certain fixed assets with an acquisition cost of less than USD 3,000 or a useful life of less than 2 years. The Company has capitalized such fixed assets and recorded appropriate depreciation expense.	FY2003 -	133,594

(10)	In our European operation, the Company corrected certain inconsistencies between the revenue recognition period and the actual service period.	FY1999 -	(284,327)

		Total	(2,251,639)

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the year ended December 31, 2005 and 2006, is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006
	Thousands of Yen
Net income available to common stock holders	18,669,954	17,236,190

	Thousands of Shares
Weighted-Average shares	133,498	133,978
Effect of dilutive securities:
Stock options	1,958	563
Weighted-Average shares for diluted EPS computation	135,456	134,541

	Yen
Basic EPS:	139.85	128.65
Diluted EPS:	137.83	128.11

Shareholders’ equity per share as of December 31,2005 and 2006 were as follows:

	(Yen)
	December 31, 2005	December 31, 2006
Shareholders’ equity per share	610.51	686.54

4. Cash and cash equivalents

Cash and cash equivalents as of December 31,2005 and 2006 were as follows:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Cash	52,665,059	62,607,282
Time deposits with original maturities of three months or less	6,947,518	13,589,672

	59,612,577	76,196,954

5. Time deposits

Our U.S. subsidiary had (Yen) 31,751 thousand and (Yen) 96,463 thousand of restricted cash set aside in accordance with the terms of building lease agreements as at December 31, 2005 and 2006, respectively. The restricted cash is included in time deposits.

6. Marketable securities and securities investments

Marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31,2005 and 2006, were as follows:

< Available for sale: >

	(Thousands of yen)
	December 31, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,825,910	310,291	—	9,136,201
Equity securities	—	—	—	—
Debt securities	22,985,181	263,558	138,138	23,110,601

Total	31,811,091	573,849	138,138	32,246,802

< Available for sale: >

	(Thousands of yen)
	December 31, 2006
	Cost	Gains	Losses	Fair value
Mutual funds	13,721,043	1,392,102	—	15,113,145
Equity securities	—	—	—	—
Debt securities	26,054,713	433,213	85,206	26,402,720

Total	39,775,756	1,825,315	85,206	41,515,865

The contractual maturities of available-for-sale debt securities as of December 31, 2006 were as follows:

	(Thousands of yen)
	Aggregated Par value	Estimated Fair Value
Due less than one year	11,319,748	11,275,982
Due after one to two years	6,645,968	6,641,441
Due after two to three years	3,875,105	3,843,131
Due after three years	4,626,200	4,642,166

Debt securities	26,467,021	26,402,720

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 65,902 thousand and increased by (Yen) 402,863 thousand, for the year ended December 31, 2005 and 2006, respectively.

Proceeds from sales of “available-for-sale” securities for the year ended December 31,2005 and 2006 were (Yen) 22,079,575 thousand and (Yen) 20,648,519 thousand, respectively. Realized gains on sales of “available-for-sale” securities for the year ended December 31, 2005 and 2006 were (Yen) 370,326 thousand and (Yen) 464,055 thousand, respectively.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31,2005 and 2006.

	(Thousands of yen)
	December 31, 2005
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Total	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Investments, which were in an unrealized loss positions as of December 31, 2005, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

	(Thousands of yen)
	December 31, 2006
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	8,947,802	48,082	4,349,272	37,124	13,297,074	85,206

Total	8,947,802	48,082	4,349,272	37,124	13,297,074	85,206

Investments, which were in an unrealized loss positions as of December 31, 2006, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

The aggregate cost of the Company’s cost method investments totaled (Yen) 124,320 thousand at December 31, 2006. All the cost method investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

7. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 4,395,207 thousand, (Yen) 4,719,313 thousand for the years ended December 31, 2005 and 2006, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing, are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen) 1,671,320 thousand, (Yen) 3,259,764 thousand, for the years ended December 31, 2005 and 2006, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	(Thousands of yen)
	For the year ended December 31, 2005	For the year ended December 31, 2006
Software development costs:
Balance at beginning of year	438,464	1,174,691
Additions, at cost	1,446,248	1,456,756
Amortization for the year	(710,021)	(1,464,368)

Balance at end of year	1,174,691	1,167,079

8. Debt

Debt comprises the following:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unsecured 1.9% bonds, due April 18, 2006 with detachable warrants	4,000,000	—
	4,000,000	—
Less—treasury bonds:
Unsecured 1.9% bonds, due April 18, 2006 with detachable warrants	(4,000,000)	—

	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The former Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2005 and 2006. The entire (Yen) 4,000,000 thousand of the bonds was redeemed during the year ended December 31, 2006.

9. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26,2002 and April 2,2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (Thousands of yen)	4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen)3,450
8.	Warrant exercise period	From April 3, 2003 to April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2005	575,942
11.	Outstanding as of December 31, 2006	—

Upon issuance of the bond, the Company bought all of the warrants back and distributed such instruments to the directors and certain employees as their remuneration.

These transactions were accounted for as issuance of debt to the public, and as an issuance of stock purchase warrants to the directors and certain employees. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

	Thousands of shares represented by warrants	Thousands of shares represented by warrants
Outstanding at December 31, 2004	737	3,450
Granted	—	—
Exercised	161	3,450
Expired	—	—
Cancelled	—	—
Outstanding at December 31, 2005	576	3,450
Granted	—	—
Exercised	234	3,450
Expired	342	3,450
Cancelled	—	—

Outstanding at December 31, 2006	—	—

Exercisable Stock warrants at December 31, 2006	—	—

The grants of April 18, 2002 did not result in deferred compensation.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payments” to the stock option plans for certain directors and employees.

As of December 31, 2006, the Company had nine stock option plans as described below. Stock option compensation expense was (Yen)5,097,909 thousand and the tax benefit related to such compensation expense recognized in the statement of income was (Yen)140,089 thousand for the year ended December 31, 2006.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28,2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on July 14, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on December 6, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

Based on the resolution of the seventeenth ordinary general shareholders’ meeting of the Company on March 28, 2006, Trend Micro adopted at the meeting of the board of directors on June 30, 2006 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,451,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 10, 2006. The options granted are exercisable from July 10, 2007 through July 9, 2011.

Based on the resolution of the seventeenth ordinary general shareholders’ meeting of the Company on March 28, 2006, Trend Micro adopted at the meeting of the board of directors on October 31, 2006 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,453,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 8, 2006. The options granted are exercisable from November 8, 2007 through November 7, 2011.

The exercise price per share for the stock acquisition rights granted of (Yen)2,230 issued on February 12, 2003, (Yen)1,955 issued on May 28, 2003, (Yen)2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28, 2004, (Yen)5,090 issued on October 28, 2004, (Yen)3,840 issued on July 22, 2005, (Yen)3,950 issued on December 14, 2005, (Yen)3,995 issued on July 10, 2006 and (Yen) 3,610 issued on November 8, 2006, was determined as an amount equal to or less than the fair market value of the Company’s common share at the time of such grants.

These option awards generally vest based on 1 to 4 years of continuous service and have a total of 5-year contractual terms. Since the share awards vest on a graded vesting basis over the certain service periods, the Company recognizes the compensation cost with a straight-line method over the required service periods.

The fair values of the stock options with stock acquisition rights were estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions used for the grants for the year ended December 31, 2005 and 2006.

	For the year ended December 31, 2005	For the year ended December 31, 2006
Expected life (Years)	3.06	3.10-3.27
Expected Volatility	47.69-48.77%	40.69-44.88%
Expected Dividend yield	0.91-0.94%	1.47-1.55%
Risk-free interest rate	0.16-0.47%	0.98-1.14%

The fair values per share of options granted during the year ended December 31, 2005 and 2006 were between (Yen)1,203 and (Yen)1,225 and between (Yen)962 and (Yen)1,040, respectively.

Expected volatilities are based on historical volatilities of the Company’s stock that are consistent with expected term of option granted. However the Company excludes the period before its stock was adopted as part of Nikkei225 from the measurement terms. The expected terms of options granted are analyzed and determined based on its past experiences of the exercise behaviors, and risk-free rates are based on the rate for 5 remaining years of 10-year government bonds. Expected dividend yield rates are based on the estimated dividend amounts that have been disclosed to the public.

Option activity under this plan was as follows:

	Thousands of shares represented by options	Weighted-Average Exercise Price
Outstanding at December 31, 2004	9,037	3,565
Granted	5,958	3,886
Exercised	796	2,271
Expired	—	—
Cancelled	1,289	3,131
Outstanding at December 31, 2005	12,910	3,836
Granted	2,904	3,802
Exercised	585	2,319
Expired	—	—
Cancelled	626	4,037

Outstanding at December 31, 2006	14,603	3,882

Exercisable Stock acquisition rights at December 31, 2006	6,537	3,849

10. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen) 116,081 thousand in 2005 and (Yen) 131,109 thousand in 2006, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 2005, Taiwan subsidiaries had a defined contribution pension plan called Labor Pension Act (LPA). Some employees who had joined a defined benefit pension plan transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new pension plan only.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Total pension expense for the defined contribution pension plan was (Yen) 129,644 thousand in 2005 and (Yen) 393,513 thousand in 2006, respectively.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Change in benefit obligation:
Benefit obligation at beginning of year	467,571	567,577
Service cost	128,935	140,858
Interest cost	6,731	5,474
Actuarial (gain)/loss	(7,486)	(3,677)
Benefits paid	(28,174)	(31,046)

Projected benefit obligation at end of year	567,577	679,186

Unrecognized net actuarial gain (loss)	37,984	—
Unrecognized net transition obligation	—	—

Accrued benefit cost	605,561	679,186

Amounts recognized in the consolidated balance sheets are as follows;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accrued benefit cost
Current liabilities	—	47,288
Long-term liabilities	605,561	631,898

	605,561	679,186

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	(24,593)

	—	(24,593)

Components of net periodic benefit cost are as follows;

	(Thousands of yen)
	For the years ended December 31, 2005	For the years ended December 31, 2006
Components of net periodic benefit cost:
Service cost	128,935	140,858
Interest cost	6,731	5,474
Amortization of unrecognized transition obligation	—	—

Subtotal	135,666	146,332

Amortization of unrecognized net gain (loss)	—	—

Subtotal	—	—

Net periodic pension cost	135,666	146,332

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	(24,593)

Amounts recognized in accumulated other comprehensive income	—	(24,593)

Total of net periodic pension cost and amounts recognized in accumulated other comprehensive income	—	121,739

	(Thousands of yen)
	December 31, 2005	December 31, 2006

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accumulated benefit obligation	404,187	488,110

	December 31, 2005	December 31, 2006
Assumptions used to determine benefit obligations at December 31:
Discount rate	1.00%	1.50%
Rate of compensation increase	4.32%	3.80%

	For the years ended December 31, 2005	For the years ended December 31, 2006
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	1.50%	1.00%
Rate of compensation increase	5.50%	4.32%

The expected net periodic pension cost for the fiscal year ended December 31, 2007 consists of;

(Thousands of yen)
Service cost	149,814
Interest cost	9,833
Amortization of unrecognized net gain (loss)	—

Net periodic pension cost	159,647

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2007	47,288
2008	60,133
2009	75,720
2010	76,749
2011	94,213
2012-2016	503,713

The measurement date used to determine above plans are November 30, 2005 and November 30, 2006, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Change in benefit obligation:
Benefit obligation at beginning of year	442,716	692,009
Service cost	56,546	36,972
Interest cost	16,135	17,195
Actuarial (gain)/loss	128,070	(70,106)
Benefits paid	—	—
Foreign currency exchange impact	48,542	16,026

Projected benefit obligation at end of year	692,009	692,096

Change in plan assets:
Fair value of plan assets at beginning of year	(124,552)	(168,358)
Actual return on plan assets	(2,231)	(6,026)
Employer contribution	(28,464)	(4,716)
Benefits paid	—	—
Foreign currency exchange impact	(13,111)	(3,772)

Fair value of plan assets at end of year	(168,358)	(182,872)

Funded status	523,651	509,224
Unrecognized prior service cost	(31,059)	—
Unrecognized net actuarial loss	(249,439)	—

Accrued benefit cost	243,153	509,224

Amounts recognized in the consolidated balance sheets are as follows;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accrued benefit cost
Current liabilities	—	—
Long-term liabilities	243,153	509,224

	243,153	509,224

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	206,448

	—	206,448

Components of net periodic benefit cost are as follows;

	(Thousands of yen)
	For the years ended December 31, 2005	For the years ended December 31, 2006
Components of net periodic benefit cost:
Service cost	56,546	36,972
Interest cost	16,135	17,192
Expected return on plan assets	(4,943)	(5,521)
Amortization of prior service cost	2,953	1,741
Recognized actuarial loss	3,341	7,916
Amendments	20,220	—

Net periodic pension cost	94,252	58,300

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	206,448

Amounts recognized in accumulated other comprehensive income	—	206,448

Total of net periodic pension cost and amounts recognized in accumulated other comprehensive income	—	264,748

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accumulated benefit obligation	324,192	327,968

	December 31, 2005	December 31, 2006
Assumption used to determine benefit obligation at December 31:
Discount rate	2.50%	2.75%
Rate of compensation increase	4.00%	4.00%

	For the years ended December 31, 2005	For the years ended December 31, 2006
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.25%	2.50%
Expected return on plan assets	3.25%	3.00%
Rate of compensation increase	4.00%	4.00%

Asset Allocation

	December 31, 2005	December 31, 2006
	Allocation (%)	Allocation (%)
Type of investment:
Cash	49.32	100.00
Government Loan	5.80	—
Equity	20.05	—
Notes	13.90	—
Bonds	10.93	—

Total	100.00	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them.

Expected return on assets of 3.00 % used to determine net periodic benefit cost for years ended December 31, 2006 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

The Company expects to contribute (Yen) 3,684 thousand to its pension plan in 2007.

The expected net periodic pension cost for the fiscal year ended December 31, 2007 consists of;

(Thousands of yen)
Service cost	22,594
Interest cost	18,476
Amortization of prior service cost	1,770
Amortization of unrecognized net gain (loss)	4,968

Net periodic pension cost	47,808

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2007	150
2008	347
2009	431
2010	522
2011	621
2012-2016	12,826

The measurement date used to determine above plans are December 31, 2005 and December 31, 2006, respectively.

The changes in the balance sheet at December 31, 2006 arising from the adoption of SFAS No.158 are set out below:

	December 31, 2006
	Before implementation of SFAS No. 158	Change due to SFAS No. 158	After implementation of SFAS No. 158
	Thousands of yen	Thousands of yen	Thousands of yen
Deferred income tax	4,387,741	(17,069)	4,370,672
Total Assets	167,281,708	(17,069)	167,264,639
Other current liabilities	914,054	47,288	961,342
Accrued pension and severance costs	1,031,720	117,499	1,149,219
Total liabilities	75,897,172	164,787	76,061,959
Other comprehensive income	3,923,535	(181,855)	3,741,680
Total shareholders’ equity	91,377,903	(181,855)	91,196,048

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal rule to determine the amounts of severance payments to corporate auditors, and in accordance with this rule, retirement benefits for corporate auditors are provided at an estimate of the amount to be paid if all eligible corporate auditors resigned at the balance sheet date.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

11. Income taxes

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006
	Thousands of yen
Income before income taxes:
Domestic	16,562,581	17,094,637
Foreign subsidiaries	12,545,719	12,461,203

	29,108,300	29,555,840

Income taxes, current:
Domestic	8,626,580	12,218,130
Foreign subsidiaries	3,236,547	3,794,217

	11,863,127	16,012,347

Income taxes, deferred:
Domestic	(336,252)	(2,254,309)
Foreign subsidiaries	(1,022,316)	(1,389,993)

	(1,358,568)	(3,644,302)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as below:

	For the year ended December 31, 2005	For the year ended December 31, 2006
Statutory tax rate:	41.0%	41.0%
Increase (reduction) in rate resulting from
Different tax rates applied to foreign subsidiaries	(2.0)	(2.4)
State income taxes, net of federal tax	(0.5)	0.3
Permanent difference	1.2	1.9
Stock option compensation expense	—	4.2
Tax credit relating to Tax law applied to Parent company	(1.7)	(1.9)
Tax credit relating to Tax law applied to foreign subsidiaries	(2.0)	(1.4)
Other	0.1	0.1

Effective income tax rate	36.1%	41.8%

The significant components of deferred income tax assets at December 31, 2005 and 2006 were as follows:

	December 31, 2005	December 31, 2006
	Thousands of yen
Deferred tax assets:
Deferred revenue	6,741,968	10,269,418
Allowance for doubtful accounts and sales returns	172,096	184,856
Accrued enterprise tax	262,614	601,431
Accrued liabilities	617,593	1,022,924
Stock option compensation expense	—	638,140
Tax loss carry forward	99,907	—
Amortization of intangibles	410,444	621,144
Impairment of securities investments	242,676	242,676
Allowance for retirement	297,361	357,979
Net unrealized gain on debt & equity securities	(472,295)	(733,527)
Other	409,183	614,667

Gross deferred tax assets	8,781,547	13,819,708
Less: Valuation allowance	(20,830)	(10,579)

	8,760,717	13,809,129

Deferred tax assets are included in the consolidated balance sheets as follows:

	December 31, 2005	December 31, 2006
	Thousands of yen
Current assets – Deferred income taxes	6,727,229	9,438,457
Investment and other assets – Deferred income taxes	2,033,488	4,370,672

Deferred tax assets (Net)	8,760,717	13,809,129

The valuation allowance relates to deferred tax assets of consolidated subsidiaries that are associated with temporary differences and tax carryforwards that reliabilities for the realization are less likely than not. The net changes in the total valuation allowance for the years ended December 31, 2005 and 2006 were a decrease of (Yen)160,627 thousand and (Yen)10,251 thousand, respectively.

Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and management evaluate to the realization. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the period in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at December 31, 2006.

There was no Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2006

At December 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)22,718,155 thousand, as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2006 for such undistributed earnings amounted to (Yen)1,859,009 thousand.

12. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not have any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in the “Marketable securities and investment securities” section, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair values of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade approximate their carrying amounts. At December 36, 2005 and 2006, there was substantially no long-term debt including current portion.

13. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has booked (Yen) 626 thousand of reserves for specific liabilities as of December 31, 2006 in connection with the Agreement that we currently deem to be probable and estimable as other current liabilities.

14. Segment Information

The Company has been engaged in the ‘security software business’.

The Company discloses segment information as required by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” based on the management information provided, on a regular basis, to its chief operating decision maker.

The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and the corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of research and development, marketing, customer support and administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our regional segments’ sales and operating income. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	(Thousands of yen)
	Net sales to external customers		Operating income (loss)
	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006
Japan	29,416,077	33,248,210	18,636,462	24,747,490
North America	15,416,991	19,295,083	10,483,801	9,971,739
Europe	18,379,304	21,150,417	10,330,980	10,026,165
Asia Pacific	7,909,753	9,148,675	2,836,044	948,651
Latin America	1,907,776	2,771,277	1,092,793	1,769,649
Corporate	—	—	(15,808,305)	(20,387,898)

Consolidated Total	73,029,901	85,613,662	27,571,775	27,075,796

Beginning in the year ending December 31, 2006, the Company reports sales information by customer type in addition to the sales information by the five regional segments to the chief operating decision maker to assess the Company’s performance. The three categories of customer type are enterprise, small and mid size business, and consumer.

Below is summarized supplemental information of sales by customer type. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	(Thousands of yen)
Net sales to external customers:	For the year ended December 31, 2005	For the year ended December 31, 2006
Enterprise	—	24,739,617
Small and mid size business	—	40,299,896
Consumer	—	20,574,149

Consolidated Total	—	85,613,662

Net sales to external customers for the year ended December 31, 2005 can not be separated by the customer type.

Significant customer

	(Thousands of yen)
Customer	For the year ended December 31, 2005		For the year ended December 31, 2006
	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	10,604,947	14.5%	11,046,421	12.9%

15. Deferred Revenue by Region

	( Thousands of yen )
	As of December 31, 2005		As of December 31, 2006
	Current	Non-current	Current	Non-current
Japan	12,429,867	1,542,109	17,558,125	2,624,830
North America	7,529,743	856,903	12,067,689	2,641,114
Europe	7,779,059	1,289,305	10,530,189	2,087,470
Asia Pacific	2,579,002	186,619	3,407,539	328,316
Latin America	1,188,644	—	1,530,161	—

Total	31,506,315	3,874,936	45,093,703	7,681,730

16. Subsequent events

None

17. Status of manufacturing and actual sales

(1) Manufacturing result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2005	For the year ended December 31, 2006
PC client	226,606	256,915
LAN server	104,232	15,800
Internet server	359,633	466,751
All Suite products	—	—
Other products	392,499	750,518

Total	1,082,970	1,489,984

(Note)

1.	Amount is based on manufacturing cost.
2.	Consumption tax is not included in the amount above.
3.	All Suite products were manufactured as each separate products and sold as All Suite products. Therefore there is no capitalization of all Suite product for the year ended December 31, 2005 and 2006.

(2) Sales result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2005	For the year ended December 31, 2006
PC client	19,714,453	22,417,901
LAN server	3,278,568	2,760,329
Internet server	18,373,789	19,295,750
All Suite products	24,484,969	31,721,533
Other products	3,494,862	4,603,998

Sub-total	69,346,641	80,799,511

Other service	3,683,260	4,814,151

Total	73,029,901	85,613,662

February 21, 2007

Report of Earning Results (Non-consolidated)

for Fiscal Year Ended December 31, 2006

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated		Tokyo Stock Exchange 1st Section

Code:	4704		Location : Tokyo

(URL http://www.trendmicro.co.jp/)

Representative:	Title	Representative Director and Chief Executive Officer

	Name	Eva Cheng

Contact:	Title	Controller, Finance & Accounting Department and General Manager, Business Support Department

	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)

Date of the board of directors meeting Date of shareholder’s meeting			February 21, 2007 March 27, 2007

Scheduled date of dividend payments: March 28, 2007

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for FY 2006 (January 1, 2006 through December 31, 2006)

(1) Results of operations	(All figures are rounded down to millions of yen.)
	Sales	(Compared to the previous year)	Operating income	(Compared to the previous year)	Ordinary income	(Compared to the previous year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2006	53,431	(10.8)	22,661	(3.8)	24,119	(7.6)
FY2005	48,228	(21.3)	21,823	(12.9)	22,423	(14.8)

	Net income	(Compared to the previous year)	Net income per share (Basic)	Net income per share (Diluted)	Return on shareholders’ equity	Ordinary income/total assets ratio	Ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2006	14,265	(8.7)	106.48	105.75	23.9	26.3	45.1
FY 2005	13,122	(9.7)	98.30	96.88	24.8	28.9	46.5

(Note)

1. Number of weighted average shares outstanding:	133,977,907 shares (FY2006) 133,498,438 shares (FY2005)

2. Change in accounting principle: Yes

3. The percentage of sales, operating income, ordinary income and net income are compared with the prior fiscal year.

(2) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
FY 2006	99,796	61,240	61.0	457.82
FY 2005	83,692	58,515	69.9	436.39

(3) Cash dividends

	Annual cash dividends per share			Total dividends (Annual)	Dividend-payout ratio	Dividend/ stockholders’ equity ratio
		As of June end	As of Dec end
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2006	84.00	0.00	84.00	11,158	78.9	18.8
FY 2005	56.00	0.00	56.00	7,509	57.0	12.8
FY 2007	TBA	TBA	TBA

(Note)

1. Number of shares issued at the end of fiscal year:	132,834,892 shares ( FY 2006)
134,090,494 shares ( FY 2005)
2. Number of treasury stocks at the end of fiscal year:	4,509,612 shares ( FY 2006)
2,513,231 shares ( FY 2005)

1

Non-consolidated Financial Statements

    (1) Condensed non-consolidated balance sheets

	(Thousands of yen)
	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
(Assets)
I Current assets
1 Cash and bank deposits			36,425,321			42,292,620
2 Accounts receivable, trade	*2		11,158,987			13,750,099
3 Marketable securities			5,919,607			17,968,014
4 Product			83,715			94,454
5 Raw material			10,171			7,386
6 Stores			31,008			34,027
7 Intercompany short-term loan receivables			34,552			34,859
8 Prepaid expense			116,588			60,065
9 Other receivables	*2		182,357			446,172
10 Deferred tax assets			5,886,541			7,933,826
11 Others	*2		842,434			902,237
12 Allowance for bad debt			Δ56,094			Δ48,803

Total current assets			60,635,190	72.4		83,474,960	83.6
II Non-current assets
1 Tangible fixed assets
(1) Buildings		419,840			448,650
Accrued depreciation		187,198	232,642		223,100	225,550

(2) Fixtures and fittings		650,041			714,086
Accrued depreciation		414,064	235,976		479,783	234,302

Total Tangible fixed assets			468,619	0.6		459,852	0.5
2 Intangible fixed assets
(1) Software			1,032,322			1,837,648
(2) Software in progress			432,456			416,493
(3) Others			627,551			446,600

Total intangible fixed assets			2,092,330	2.5		2,700,743	2.7
3 Investments and other non-current assets
(1) Investments in securities			16,779,345			8,413,367
(2) Investments in subsidiaries and affiliates			2,152,563			2,152,563
(3) Investments in capital of affiliates			5,277			5,277
(4) Intercompany long-term loan receivables			59,231			59,758
(5) Security deposits			324,894			326,094
(6) Member ship			4,000			4,000
(7) Deferred tax assets			1,292,730			2,261,004
(8) Allowance for bad debt			Δ59,231			Δ119
(9) Allowance for loss on investments in subsidiaries and affiliates			Δ62,365			Δ60,788

Total investments and other non-current assets			20,496,446	24.5		13,161,157	13.2

Total non-current assets			23,057,396	27.6		16,321,753	16.4

Total assets			83,692,587	100.0		99,796,714	100.0

2

	Period	FY2005 (As of December 31, 2005)		FY2006 (As of December 31, 2006)
Account	Note	Amount	Percentage	Amount	Percentage
(Liabilities)
I Current liabilities
1 Accounts payable, trade	*2	150,183		167,506
2 Account payables, other	*2	5,757,523		9,367,849
3 Accrued corporate tax and others		3,574,476		7,320,978
4 Accrued consumption taxes		151,867		438,987
5 Accrued expenses		377,944		182,970
6 Advances received		48,674		2,962
7 Deposits received		76,356		45,544
8 Allowance for bonuses		—		73,972
8 Allowance for sales return		144,289		23,740
9 Warrants		298,050		—
10 Deferred revenue		12,429,867		17,558,125
11 Others		32,987		46,903

Total current liabilities		23,042,220	27.5	35,229,538	35.3
II Non-current liabilities
1 Deferred revenue		1,542,109		2,624,830
2 Allowance for retirement benefits		586,482		694,912
3 Allowance for retirement benefits for directors and corporate auditors		5,836		7,340

Total non-current liabilities		2,134,428	2.6	3,327,082	3.3

Total liabilities		25,176,648	30.1	38,556,621	38.6

(Shareholders’ equity)
I Common stock	*1,6	12,484,849	14.9	—	—
II Capital surplus
1 Capital reserve		15,087,304	18.0	—	—
III Accumulated earnings
1 Legal reserve		20,833	0.0	—	—
2 Inappropriate retained earnings at the end of the period		37,517,773	44.9	—	—
IV Valuated difference on other securities	*4	688,420	0.8	—	—
V Treasury stock	*5	Δ7,283,242	Δ8.7	—	—

Total shareholders’ equity		58,515,938	69.9	—	—

Total liabilities and shareholders’ equity		83,692,587	100.0	—	—

3

Account	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
		Amount		Percentage		Amount	Percentage
				%			%
(Net assets)
I Shareholders’ equity
1. Common stock	*1.6		—	—		13,479,075	13.5
2. Capital surplus
(1) Additional paid-in capital		—			16,202,547

Total capital surplas			—	—		16,202,547	16.2
3. Accumulated earnings
(1) Legal reserve		—			20,833
(2) Accumulated profit
Retained ernings carried forward		—			44,216,948

Total retained earnings			—	—		44,237,781	44.4
4. Treasury stock	*5		—	—		Δ14,166,725	Δ14.2

Total shareholders’ equity			—	—		59,752,680	59.9
II Revaluation surplus
1. Valuated differenceon other securities			—			1,061,886

Total revaluation surplus			—	—		1,061,886	1.1
III Share Warrant			—	—		425,525	0.4

Total net assets			—	—		61,240,092	61.4

Total liabilities and net assets			—	—		99,796,714	100.0

4

(2)Condensed non-consolidated income statements

	(Thousands of yen)
	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
I Total sales
1 Sales		29,416,076			33,248,209
2 Royalty	*1	18,812,881	48,228,958	100.0	20,183,444	53,431,654	100.0

II Cost of sales
1 Beginning inventory		62,536			83,715
2 Cost of development		1,082,970			1,462,599
3 Amount of goods purchased		892,925			909,732
4 Transferred from other accounts		573,202			1,571,416

Total		2,611,635			4,027,464
5 Transferred to other accounts		1,091,591			1,473,518
6 Ending inventory		83,715			94,454

Balance in hand		1,436,328			2,459,492
7 Software maintenance fee		1,676,350			3,134,503
8 Customer support cost		3,458,963	6,571,641	13.6	4,041,691	9,635,687	18.0

Gross profit			41,657,317	86.4		43,795,967	82.0
III Selling and administrative expense	*2		19,833,523	41.1		21,134,761	39.6

Operating income			21,823,793	45.3		22,661,205	42.4
IV Non-operating income
1 Interest income		19,752			8,599
2 Interest on marketable securities		208,206			386,167
3 Dividend		—			35,000
4 Exchange gain		—			310,510
5 Gain on sale of securities		460,822			520,784
6 Global system income		—			103,196
7 Investment fund		—			286,917
8 Others		16,587	705,367	1.4	4,379	1,655,555	3.1

V Non-operating expense
1 Loss on sale of securities		90,496			56,730
2 Exchange loss		6,935			—
3 Expenses of subscription rights and share warrant		5,932			—
4 Global system expense		—			133,314
5 Others		2,368	105,733	0.2	7,582	197,627	0.4

Ordinary income			22,423,428	46.5		24,119,133	45.1

5

	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
VI Extraordinary gain
1 Legal settlement		—			1,766,250
2 Reversal of bad dept reserve		—			66,403
3 Reversal of investment loss reserves		—			53,785
4 Reversal of stock warrant		—	—	—	176,700	2,063,138	3.9

VII Extraordinary loss
1 Loss on disposal of fixed assets		57,485			33,357
2 Allowance for investment loss		—			52,208
3 Loss from liquidation of subsidiaries and affiliates		7,142			—
4 Loss from debt forgiveness of subsidiaries and affiliates		23,975			—
5 Expense of customer support for the trouble	*3	990,980			—
6 Loss for retroactive year	*4	—	1,079,584	2.2	3,015,805	3,101,372	5.8

Net income before tax			21,343,844	44.3		23,080,900	43.2
Corporate, inhabitant and enterprise tax		8,624,165			12,086,896
Income tax -deferred		Δ402,804	8,221,361		Δ3,271,778	8,815,118

Net income			13,122,482	27.2		14,265,781	26.7
Inappropriate retained earnings brought forward			24,460,768			—

Loss on sales treasury stock			65,477			—

Inappropriate retained earnings at the end of the period			37,517,773			—

6

(3)Stockholders’ equity statements

From January 1, 2006 to December 31, 2006

	(Thousands of yen)
	Shareholder’ equity						Revaluation surplus	Share warrant
	Common stock	Capital surplus	Accumulated earnings		Treasury stock	Total shareholder’ equity	Valuated difference on other securities
		Additional paid-in capital	Legal reserve	Accumulated profit
				Retained earnings carried forward
Balance at December 31, 2005	12,484,849	15,087,304	20,833	37,517,773	Δ7,283,242	57,827,518	688,420	—
Movement for this period
Issuance of new stock	994,226	993,893				1,988,120
Transfer from stock warrant		121,350				121,350
Dividend of surplus				Δ7,509,067		Δ7,509,067
Net income				14,265,781		14,265,781
Sales of treasury stock					234,359	234,359
Loss on sales of treasury stock				Δ57,539		Δ57,539
Purchase of treasury stock					Δ7,117,842	Δ7,117,842
Movement for this period excluding shareholders’ equity							373,466	425,525

Total movement	994,226	1,115,243	—	6,699,174	Δ6,883,482	1,925,162	373,466	425,525

Balance at December 31, 2006	13,479,075	16,202,547	20,833	44,216,948	Δ14,166,725	59,752,680	1,061,886	425,525

7

Significant accounting policies and practices for preparing annual financial statements

1. Accounting for evaluation of securities

(1)    Securities

Investments in affiliates and in subsidiaries

    Cost basis by moving average method

Available-for-sale

Available-for-sale with market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly not to reflect to net earnings and cost of selling is determined by the moving average method).

Available-for-sale without market value:

    Cost basis by moving average method

(2)    Inventories

         Finished goods • Raw materials • Supplies

Cost basis by moving average method

2. Depreciation and amortization method for fixed assets

(1)    Property and equipment

         Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight- line method.

Useful life of the main fixed assets are following :

Buildings : 3 – 28 years

Equipments : 2 – 10 years

(2) Intangibles <Software for sale> Straight -line method over the estimated useful lives (12 months)

<Software for internal use> Straight-line method over the estimated useful lives (mainly 5 years) <Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs are charged to expenses when incurred.

4. Accounting policies for provisions

(1)    Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individualy.

(2)    Allowance for loss on investments in subsidiaries and affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3)    Allowance for bonuses

Bonuses for employees are provided at an estimate of the amount.

(4)    Allowance for sales return

In order to reserve future losses from sales return

subsequent to the fiscal year end, allowance for sales

return is provided based on the past experience in the sales return.

(5)    Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are expensed in the following accounting period.

(6)    Allowance for retirement benefits for directors and corporate auditors

Retirement benefits for directors and corporate auditors are provided at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date.

5. Policy for translation of major foreign- currency assets and liabilities into Yen	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

8

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and non-current liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing annual financial statements

(1)    Consumption tax

Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2)    Accounting for stock warrants granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the previous Business Law. The company does not recognize compensation expense for stock options granted until April 2006.For stock options granted after May 2006, the Company adopted “Accounting Standard for stock option” and “Application Guidance on Accounting Standard for stock option” .

9

Change in Presentation

(Accounting standards for impairment of long-lived assets)

Effective from this period, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No.6, which was issued on October 31, 2003). The adoption of these standards had no impact on net income for the ended December 31, 2006.

(Accounting standards for presentation of net assets in the balance sheet)

Effective from this period, the Company adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard No.5, which was issued on December 9, 2005) and “Application Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard Application Guidance No.8, which was issued on December 9, 2005). The total amount if calculated as existing Stockholders’ equity is 60,814,567 thousands yen .

(Partial amendment of accounting standards for decrease of treasury stock and legal reserve)

Effective from this period, the Company adopted “Accounting Standard for decrease of stock option and legal reserve” (Accounting Standard No.1 which was issued on December 27, 2005) and “Application Guidance on Accounting Standard for decrease of stock option and legal reserve” (Accounting Standard Application Guidance No.2 which was issued on December 27, 2005). The adoption of these standards had no impact on net income for the ended December 31, 2006.

(Accounting standards for stock option)

Effective from this period, the Company adopted “Accounting Standard for stock option” (Accounting Standard No.8 which was issued on December 27, 2005) and “Application Guidance on Accounting Standard for stock option” (Accounting Standard Application Guidance No.11 which was issued on December 27, 2005). As a result, 8,147 thousands of yen and 417,378 thousands of yen of stock compensations were recorded in “cost of sales” and “selling and administrative expense”, respectively, and operating income ordinary, income and net income before tax decreased by 425,525 thousands of yen, respectively.

(Change in presentation of foreign investment fund in foreign currency)

The company changed its internal investment and deposit policy that foreign investment fund in foreign currency which has high credit and liquidity like a bank deposit should be equivalent to a bond will be matured within one year. Accordingly, the company also changed its balance sheet disclosure of such investment fund from “Investments in securities” in “Non-current assets” to “Marketable securities” in “Current assets”. The amount of such investment fund presented in “Marketable securities” at the end of the current fiscal year is 14,682,679 thousands yen.

Change in Presentation

(Balance sheet)

The company changed its balance sheet disclosure of allowance of bonuses from “Accrued expenses “ to “Allowance for bonuses” in “Current liabilities” component. The amounts of allowance of bonuses for the previous annual period are 80,360 thousands yen, respectively, which are presented as “Accrued expenses” in “Current liabilities” component.

(Income statement)

Previously,”Expenses of subscription rights and share warrant”were separately disclosed in income statement. “Expenses of subscription rights and share warrants”are included into “Others in Non-operating Expenses” from the current year. The amounts were 6,371 thousands of yen for the year ended December 31, 2006.

10

Notes

(Non-consolidated balance sheets)

(Thousands of yen)
FY2005 (As of December 31, 2005)		FY2006 (As of December 31, 2006)
*1 Number of shares authorized		*1 Number of shares authorized
Common stock: 250,000,000 shares		Common stock: 250,000,000 shares
Number of shares issued Common stock: 136,603,725 shares		Number of shares issued Common stock: 137,344,504 shares

*2 Notes to intercompany balances which are not disclosed separately are as follows. (1) Receivables		*2 Notes to intercompany balances which are not disclosed separately are as follows. (3) Receivables
Accounts receivables, trade Other receivables Other current assets	3,972,893 173,268 11,013	Accounts receivables, trade Other receivables Other current assets	6,643,201 439,452 13,078

Total	4,157,176	Total	7,095,731

(2) Payables		(4) Payables
Accounts payables, trade Other payables	34,707 3,644,826	Accounts payables, trade Other payables	112,467 7,142,706

Total	3,679,534	Total	7,255,173

3 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

_____________________

(Thousands of yen)
Current liability
Bonds Treasury bonds	4,000,000 (4,000,000)

—

*4 The amount of increase of net assets based on Section 124-3 of the enforcement regulation of the Commercial Code.	688,420

*5 Number of treasury stocks				*5 Number of treasury stocks
Common stock: 2,513,231 shares				Common stock: 4,509,612 shares

*6 Description of increases in the number of shares issued				*6 Description of increases in the number of shares issued

Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock	Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock
Exercise of stock warrant detached from bonds and subscription warrant	847,853	—	1,057,872	Exercise of stock warrant detached from bonds and subscription warrant	740,779	—	994,226

11

(Non-consolidated income statement)

(Thousands of yen)
FY2005 ( From January 1, 2005 To December 31, 2005 )		FY2006 ( From January 1, 2006 To December 31, 2006 )

*1 Intercompany sales included in net sales	18,812,881	*1 Intercompany sales included in net sales	20,201,137

*2 Major components of selling, general and administrative expenses are as follows.		*2 Major components of selling, general and administrative expenses are as follows.
Advertising and sales promotion cost Salaries and bonuses Retirement benefit cost Depreciation expense Outside service fee Research and development costs Intercompany charge Allowance for bad debt	5,699,622 2,285,414 115,768 96,347 1,315,869 4,361,290 3,059,994 83,043	Advertising and sales promotion cost Salaries and bonuses Retirement benefit cost Depreciation expense Outside service fee Research and development costs Intercompany charge	4,976,861 2,897,814 179,738 95,958 1,515,034 4,251,865 3,576,736

* The sales promotion cost and the advertising were added up at this year.		_____________________

*3 Expense of customer support for the trouble

Trouble was found in the virus pattern file distributed on April 23, 2005 and damage occurred in our user. Therefore, our company executes the solution of restoration and the problem and the relapse prevention measures etc. of damage to the user, and is summing up cost related to a counter measure concerned as an extraordinary loss.

_____________________

*4 Loss for retroactive year

The price of our products include a potion of compensation for customer support, and that portion should be recognized evenly over the support period. However, these were cases that the support portion was recognized over unappropriate period, and the support portion was caliculated unappropriately. Then, 3,015,805 thousands of yen of the extraordinary loss is booked as prior period sales adjustment.

12

(Stockholders’ equity statements)

From January 1, 2006 to December 31, 2006

1.	Numbers of shares issued at the end of period. 137,344,504 shares

2.	Class of treasury stock and number of shares.

Class of treasury stock	As of Dec 31, 2005	Increase	Decrease	As of Dec 31, 2006
Common stock	2,513,231	2,074,881	78,500	4,509,612

The increase by 74,881 shares is due to the purchase of shares less than one unit, and 2,000,000shares is due to the purchase in market, and the decrease by 78,500 shares is due to the disposition of treasury stock upon the exercise of stock acquisition right.

3.	Dividend of surplus (During this period)

Resolution	Total dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Shareholders’ meeting on Mar 28, 2006	7,509	56.00	Dec 31,2005	Mar 29,2006

4.	Dividend of surplus (After this period)

Resolution	Total dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Shareholders’ meeting on Mar 27, 2007	11,158	84.00	Dec 31,2006	Mar 28,2007

5.	Stock acquisition right

Detail	Class of shares subject to stock acquisition right	Number of shares subject to the exercise of stock acquisition right				Amount outstanding (Thousands yen)
		As of Dec 31, 2005	Increase	Decrease	As of Dec 31, 2006
Stock option	Common stock	12,910,000	2,904,000	1,211,000	14,603,000	425,525

(Lease Transactions)

The description is omitted because it is disclosed on EDINET.

(Marketable Securities)

FY2006 (as of December 31, 2006)

None of investments in subsidiaries and affiliates have fair value.

FY2005 (as of December 31, 2005)

None of investments in subsidiaries and affiliates have fair value.

13

Per Share Data

	FY2005	FY2006
	( From January 1, 2005 To December 31, 2005 )	( From January 1, 2006 To December 31 2006 )
Net asset per share	436.39	457.82
Net income per share – Basic	98.30	106.48
Net income per share – Diluted	96.88	105.75
* Basis of calculation for net income per share and diluted net income per share as follows

	FY2005	FY2006
	( From January 1, 2005 To December 31, 2005 )	( From January 1, 2006 To December 31 2006 )
Net income per share
Net income (Thousands of Yen)	13,122,482	14,265,781
Earnings not allocated to common stock (Thousands of Yen)	—	—
Net income for common stock (Thousands of Yen)	13,122,482	14,265,781
Numbers of weighted average shares outstanding	133,498,438	133,977,907
Net income per share - Diluted Increased common stock Details of shares not included in the computation of Diluted earning per share (Since it did not have dilutive effect)	1,957,774	920,666
		2,497,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on April 28, 2004. 1,768,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on October 28, 2004

14

(Accounting for deferred tax)

(Thousands of yen)
FY 2005 From January 1, 2005 to December 31, 2005		FY 2006 From January 1, 2006 to December 31, 2006

1.Major items causing deferred tax assets and liabilities		1.Major items causing deferred tax assets and liabilities

(Deferred tax assets)		(Deferred tax assets)
 Current assets		 Current assets
Deferred Revenue (Current)	5,057,712	Deferred Revenue (Current)	7,144,401
Accrued enterprise taxes	262,613	Accrued enterprise taxes	597,320
Allowance for sales return	58,711	Allowance for sales return	9,659
Uncertainty accrued expenses	400,073	Uncertainty accrued expenses	411,854
Others	166,107	Others	413,606
Valuation allowance	(5,126)	Valuation allowance	—
Offset with deferred tax liability (Current)	(53,550)	Offset with deferred tax liability (Current)	(643,015)

Total	5,886,541	Total	7,933,826

‚ Non-current assets		‚ Non-current assets
Deferred revenue (Non-current)	627,484	Deferred revenue (Non-current)	1,068,043
Amortization of intangibles	559,632	Amortization of intangibles	713,143
Loss on evaluation for investments in securities	231,262	Loss on evaluation for investments in securities	231,146
Pension and severance costs	235,986	Pension and severance costs	282,759
Others	57,108	Others	51,409
Offset with deferred tax liability (Non-current)	(418,744)	Offset with deferred tax liability (Non-current)	(85,498)

Total	1,292,730	Total	2,261,004

Deferred tax assets total	7,179,271	Deferred tax assets total	10,194,830

(Deferred tax liability)		(Deferred tax liability)
 Current liability		 Current liability
Valuated difference on other securities	(53,550)	Valuated difference on other securities	(643,015)
Offset with deferred tax assets (Current)	53,550	Offset with deferred tax assets (Current)	643,015

Total	—	Total	—

‚ Non-current liability		‚ Non-current liability
Valuated difference on other securities	(418,744)	Valuated difference on other securities	(85,498)
Offset with deferred tax assets (Non-current)	418,744	Offset with deferred tax assets (Non-current)	85,498

Total	—	Total	—

Deferred tax liability total	—	Deferred tax liability total	—

Total : Net deferred tax assets	7,179,271	Total : Net deferred tax assets	10,194,830

2. Major items causing differences between statutory rate and effective rate after tax effect accounting.		2. Major items causing differences between statutory rate and effective rate after tax effect accounting.
Statutory tax rate	40.69%	Statutory tax rate	40.69%
(Adjustment)		(Adjustment)
Permanent deference	0.58%	Permanent deference	0.21%
R&D tax credit & IT investment credit	(2.28)%	R&D tax credit & IT investment credit	(2.43)%
Others	(0.47)%	Others	(0.28)%

Effective tax rate after tax effect accounting	38.52%	Effective tax rate after tax effect accounting	38.19%

15

(Significant subsequent events)

None

(Change of Directors)

None

16

February 21, 2006

Trend Micro, Inc. Eva Chen, Representative Director, President, Chief Executive Officer First Section of the Tokyo Stock Exchange Code: 4704 Contact: Mahendra Negi Telephone: +813-5334-4899

Trend Micro Board Approves Increase of Cash Dividend in the end of fiscal year in December 2006

Trend Micro announced today that year-end cash dividends per share would be increased as follows. The effecting of the election is conditional on the agenda item being approved at the 18th ordinary general meeting of shareholders on March 27, 2007.

1. Reason for an increase of cash dividends

We intend to continue to return profits to shareholders based on our net profits on a consolidated basis while striving to enhance financial strength and secure inner reserves in order to deal with the significantly changing business environment and maintain a competitive edge against competitors.

Since the previous dividend distribution, our basic policy on dividends has been set as 40% excluding the effect of stock option compensation expenses. We plan to pay a year-end dividend on the basis of a dividend ratio of 50% excluding the effect of stock option compensation expenses.

2. Revised dividends for the Year ending December 2006 (January 1 to December 31, 2006)

	Year-end dividends	Basic dividend policy	Rate of Change
Year of 2006 (December 31, 2006)	84 yen	Approximately 50%	+50%

Appendix

	Year-end dividends	Basic dividend policy
Year of 2005 (December 31, 2005)	56 yen	Approximately 40%
Year of 2004 (December 31, 2004)	36 yen	Approximately 30%

Trend Micro Notice Relating to Remuneration, etc. in the form of stock options of directors

Tokyo, Japan – February 21, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to obtain an authorization by shareholder resolution to be adopted at the 18th ordinary General Meeting of Shareholders scheduled to be held on March 27, 2007, for the Remuneration, etc. in the form of stock options of directors, as discussed under the agendum below.

1. Reason for Proposal

The Company issues Options to directors for the purpose of linking the Company’s stock price to the directors’ interest and thereby strengthening their motivation and moral to improve performance of the Trend Micro Group which we believe would lead to the development of business focusing on shareholders’ interests and the enhancement of shareholder value.

We will maintain the number of Options to be issued within appropriate range in consideration of the balance between such number and profitability of the Company as well as payout ratio.

It was resolved at the ordinary general meeting of shareholders held on March 11, 1999 that the annual remuneration, etc. of directors would be 1 billion yen or less, and the rules have been applicable up to the present. However, upon recent enforcement of the Company Law, the stock acquisition rights granted to company officers as stock options have been determined to be included in their remuneration, etc., and we would like to revise the annual remuneration, etc. of directors including remuneration, etc. in the form of stock options to 800 million yen or less (of which outside director receives 10 million yen or less per year) . We would also like to ask the shareholders’ to approve on the grant of stock acquisition rights to directors (other than outside director) in the following terms and conditions.

Please note that the amount of remuneration, etc. of directors (other than outsider director) and the details thereof have been determined taking into consideration the recent payment records, fair appraisal value of the stock acquisition rights granted to directors other than outside director as stock options (as calculated by multiplying the fair unit value of the stock acquisition right per share calculated using Black-Scholes model based on the Company’s stock price, by the total number of stock acquisition rights to be allocated) and the effect of such stock options as an incentive to improve performance of Trend Micro Group.

Please also note that the remuneration, etc. of directors does not include, as before, employees’ salaries payable to directors who also serve as employees.

There are currently four directors (including one outside director) and four corporate auditors, which numbers will not change even if Agenda relating to Election of four Directors will be approved and resolved as originally proposed at the 18th ordinary General Meeting of Shareholders scheduled to be held on March 27, 2007.

2. Terms and conditions of the Options

(1)	Class of shares to be issued upon exercise of the Options:

Ordinary shares of the Company

(2)	Number of shares to be issued upon exercise of the Options:

The aggregate number of shares to be issued upon exercise of the Options during the period of one year from the date of the ordinary general meeting of shareholders of each fiscal year shall be up to 255,000 ordinary shares of the Company

In the event of stock split or consolidation, the number of shares to be issued upon exercise of the Options (the “Option Shares”) shall be adjusted using the following formula; provided, however, that such adjustment shall be made only in respect of the number of the Option Shares which are not exercised at that time and any fractions less than one (1) share resulting from such adjustment shall be disregarded.

Number of Shares after Adjustment	=	Number of Shares before Adjustment	x	Split/Consolidation Ratio

In addition to the above, if it becomes necessary to adjust the number of Option Shares after the date of allotment of the Options then the Company may also make necessary adjustment of the number of the Option Shares to the reasonable extent.

(3)	Aggregate number of the Options to be issued:

Up to 510 in aggregate (The number of the Option Shares shall be 500 shares per one (1) Option; provided, however, that if the adjustment in clause (2) above has been made, it shall also be adjusted accordingly.)

(4)	Amount of assets to be contributed upon exercise of each Option:

The amount of assets to be contributed upon exercise of each Option shall be the amount of each share delivered upon exercise of the Options (the “Exercise Price”) multiplied by the number of the Option Shares. The Exercise Price shall be the closing price of the ordinary shares of the Company established through regular transactions reported by the Tokyo Stock Exchange on the date when the Options will be allotted or the immediately preceding date of such date if there is no trading on such date.

In the event of stock split or consolidation occurring after the date of allotment of the Options, the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	1
Split/Consolidation Ratio

In the event of issuance of new shares or disposition of treasury stock at a price less than the market price (excluding the exercise of the Options (including those attached to the bonds with stock acquisition rights), exercise of the subscription rights pursuant to the provision of Article 280-19 of the Commercial Code prior to the amendment on April 1, 2002 (including the subscription rights in connection with the bonds with subscription rights pursuant to the provision of Article 341-8 thereof) and conversion of securities to be converted or convertible into ordinary shares of the Company), then the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	Number of Shares issued and outstanding		Number of Shares newly issued	x	Subscription Price per share
					+	Share Price before new issue
				Number of Shares issued and outstanding		+	Number of Shares newly issued

In the formula above, “Number of Shares issued and outstanding” shall mean the number calculated by the number of outstanding shares less the number of treasury stock held by the Company and in the event of the disposition of treasury stock, “Number of Shares newly issued” shall be read as “Number of Treasury Stock disposed” and “Share Price before new issue” shall be read as “Share Price before disposition”.

In addition to the above, in the event of merger or split-off of the Company occurring after the date of allotment of the Options, the Company may also adjust the Exercise Price to a reasonable extent in the similar manner upon resolution of the board of directors.

(5)	Exercise period of the Options:

Within four (4) years from the date on which one (1) year has passed from the day immediately following the date of allotment of the Options

(6)	Conditions on the exercise of the Options:

(a)	If the person having the Options (the “Optionee”) loses its position as a director, corporate auditor, employee of, staff seconded to or advisor of the Company or its subsidiary (hereinafter in this clause referred to as the “Prior Position”), such Optionee may exercise the Options only during a period of forty-five (45) days from the day on which such Optionee loses its Prior Position. In addition, if the Optionee loses its Prior Position for the reason of incapacity due to physical disability, etc., such Optionee may exercise the Options only during a period of six (6) months from the day on which such Optionee loses its Prior Position unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may, upon making necessary arrangement for the succession of the Options within six (6) months of the Optionee’s death, exercise the succeeded Options only during a period of such six (6) months unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(c)	If there is any provision restricting the exercise of the Options for the period set forth in (5) above in the “Share Acquisition Right Grant Agreement” to be entered into between the Company and any person subject to the allocation according to the resolution of this general meeting of shareholders and the Board of Directors, then the Optionees shall exercise the Options in accordance with such provision.

(d)	The Options may not be exercised if any pledge or other security interest is established or created thereon.

(e)	Any other condition shall be provided for in the “Share Acquisition Right Grant Agreement”. The Company may, upon grant of the Options, enter into the “Share Acquisition Right Grant Agreement” with the conditions (a) through (d) more restricting the Optionees.

(7)	Restriction on the acquisition of the Options by way of transfer:

Acquisition of the Options by way of transfer requires approval of the Board of Directors.

(8)	The Board of Directors determining the terms of offering of the Options shall provide any other details of issue of the Options.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Trend Micro Notice Relating to Amendment of the part of the Articles of Incorporation

Tokyo, Japan – February 21, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to obtain an authorization by shareholder resolution to be adopted at the 18th ordinary General Meeting of Shareholders scheduled to be held on March 27, 2007, for the Amendment of the part of the Articles of Incorporation, as discussed under the agendum below.

1. Reason for Amendment

(1)	The following amendments are made in connection with the implementation of the Company Law (Law No. 86 of 2005) and the Law concerning the Establishment of Related Laws in connection with Enforcement of the Company Law (Law No. 87 of 2005, the “Establishment Law”), and the Ordinance for Enforcement of the Company Law (Ministry of Justice Ordinance No. 12 of 2006) and the Corporate Accounting Ordinance (Ministry of Justice Ordinance No. 13 of 2006) effective from May 1, 2006.

(i)	In respect of the matters deemed to be set forth in the Articles of Incorporation under the Establishment Law at the time of enforcement of the Company Law, we propose to newly establish or amend provisions in order to reflect such matters. (Proposed Amendment Article 4, Article 7, Article 11)

(ii)	We propose to amend some wordings, renumber provisions or make other necessary changes, as well as to conform to terminology or numbering of cited provisions in accordance with the Company Law.

(iii)	We propose to provide for the rights exercisable with respect to any shares less than a full unit. (Proposed Amendment Article 10)

(iv)	We propose to set forth a new provision to allow the provision over the Internet of information to be described in the Reference Material, the Business Report, the financial documents and the consolidated financial documents in accordance with the provisions of the Ordinance for Enforcement of the Company Law and the Corporate Accounting Ordinance. (Proposed Amendment Article 16)

(v)	We propose to set forth the number of the proxy to exercise voting rights at the general meeting of shareholders. (Proposed Amendment Article 18)

(2)	In order to enhance convenience for shareholders, make shareholders well informed and streamline procedures, we propose to change the method of public notice to electronic public notice. We also propose to set forth another method of public notice if such electronic public notice is not available due to inevitable reasons. (Proposed Amendment Article 5)

2. Description of Amendment

The description of amendment is set forth exhibit.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

(The amended parts are noted by underline.)
Current Articles of Incorporation	Proposed Amendment

CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

Article 1 (Corporate Name) The corporate name of the Company shall be “Trend Micro Kabushiki Kaisha” and in English it shall be “Trend Micro Incorporated.”	Article1 (Corporate Name) (same as the current provision)

Article 2 (Purposes)

The purposes of the Company shall be to engage in the following businesses:

(a) Manufacture, sale, import and export of electronic components;

(b) Manufacture, sale, import and export of household electric appliances;

(c) Manufacture, sale, import and export of communications equipment;

(d) Manufacture, sale, import and export of medical equipment;

(e) Design, sale, import and export of computer software;

(f) Design, sale, import and export of computer hardware and related products;

(g) Administration and maintenance of computer systems;

(h) Provision of consultation with respect to computer systems; and

(i) Any other business incidental to any of the preceding items.

Article2 (Purposes) (same as the current provision)

Article 3 (Location of Head Office) The head office of the Company shall be located in Shibuya-ku, Tokyo.	Article 3 (Location of Head Office) (same as the current provision)

1

(new provision)

Article 4 (Organization)

The Company shall have the following organizations in addition to general meetings of shareholders and Directors:

(1) Board of Directors;

(2) Corporate Auditors;

(3) Board of Corporate Auditors; and

(4) Accounting Auditors.

Article 4 (Method of Placing Public Notice) Public notices of the Company shall be placed in the Nihon Keizai Shimbun.

Article 5 (Method of Placing Public Notice)

Public notices of the Company shall be made electronically, provided, however, that if electronic public notices are not made due to accidents or other inevitable events, such public notices shall be placed in the Nihon Keizai Shimbun.

CHAPTER II SHARES	CHAPTER II SHARES

Article 5 (Total Number of Shares to be Issued) The total number of shares to be issued by the Company shall be two hundred and fifty million (250,000,000).	Article 6 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be two hundred and fifty million (250,000,000).

(new provision)	Article 7 (Issuance of Share Certificates) The Company shall issue share certificates with respect to its shares.

Article 6 (Acquisition of Treasury Stock)

The Company may, by resolution of the Board of Directors, purchase treasury stock pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code.

Article 8 (Acquisition of Own Shares) The Company may, by resolution of the Board of Directors, acquire its own shares through market transactions, etc.

2

Article 7 (Number of Shares Constituting One Unit) The number of shares constituting one unit of the Company shall be five hundred (500).

Article 9 (Number of Shares Constituting a Full Unit and Non-issuance of Share Certificates Representing less than a Full Unit)

(a) The number of shares constituting a full unit of the Company shall be five hundred (500).

(b) Notwithstanding the provision of Article 7, the Company shall not issue any share certificates with respect to shares representing less than a full unit unless otherwise provided for in the Share Handling Regulations.

Article 8 (Non-issuance of Share Certificates Representing Less Than One Unit) The Company shall not issue share certificates representing less than one unit.	(deleted) consolidated into Article 9 of the Proposed Amendment

(new provision)

Article 10 (Rights Relating to Shares of Less than a Full Unit)

The shareholders of the Company (including beneficial shareholders, hereinafter the same) shall be entitled to exercise their rights other than those set forth below with respect to the shares of less than a full unit held by them:

(1) Rights set forth in each item of Article 189, paragraph 2 of the Company Law;

(2) Right to make a request provided for in Article 166, paragraph 1 of the Company Law; and

(3) Right to receive allotment of offered shares and allotment of offered stock acquisition rights.

3

Article 9 (Transfer Agent)

(a) The Company shall appoint a transfer agent in respect of its shares.

(b) The transfer agent and its business handling office shall be determined by resolution of the Board of Directors.

Article 11 (Transfer Agent (Kabunushi Meibo Kanrinin))

(a) The Company shall appoint a transfer agent (Kabunushi Meibo Kanrinin).

(b) The transfer agent (Kabunushi Meibo Kanrinin) and its business handling office shall be determined by resolution of the Board of Directors.

(c) The register of shareholders (including register of beneficial shareholders, likewise hereinafter) and the register of loss of share certificates of the Company shall be kept at the business handling office of the transfer agent, and the Company shall cause the transfer agent to handle registration of transfer of shares, the take up of shares not constituting one unit, the receipt of beneficial shareholders’ notices, the registration of loss of share certificates and any other business pertaining to the shares and the Company itself shall not handle these matters.

(c) The Company shall not prepare and keep the register of shareholders (including register of beneficial shareholders, hereinafter the same), the register of stock acquisition rights and the register of loss of share certificates of the Company nor handle other matters concerning the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates. The Company shall delegate such matters to the transfer agent (Kabunushi Meibo Kanrinin).

Article 10 (Share Handling Regulations)

The denominations of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting one unit, receipt of beneficial shareholders’ notices, registration of loss of share certificates and any other matters concerning shares and share handling fees shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Article 12 (Share Handling Regulations)

The matters concerning exercise of rights of shareholders and holders of stock acquisition rights and handling and fees regarding shares and stock acquisition rights shall be governed by the Share Handling Regulations established by resolution of the Board of Directors in addition to applicable laws and ordinances or these Articles of Incorporation.

Article 11 (Record Date)

(a) The shareholders (including beneficial shareholders, likewise hereinafter) appearing or electrically recorded in the register of shareholders of the Company as of the last day of each fiscal year shall be entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant accounts.

(b) In addition to the preceding paragraph, the Company may, if necessary, determine the shareholders or registered pledgees appearing or electrically recorded in the register of shareholders as of a certain date to be entitled to exercise their rights by giving prior public notice in accordance with a resolution of the Board of Directors.

(deleted) moved to Article 13 of the Proposed Amendment

4

CHAPTER III GENERAL MEETING OF SHAREHOLDERS	CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 12 (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened in March each year and an extraordinary general meeting of shareholders may be convened whenever necessary.

Article 13 (Convocation) (same as the current provision)

(new provision) moved from Article 11 of Current Articles of Incorporation	Article 14 (Record Date for Ordinary General Meeting of Shareholders) The record date of voting rights for an ordinary general meeting of shareholders of the Company shall be December 31 of each year.

Article 13 (Chairman)	Article 15 (Convene and Chairman)

(new provision)

(a) Unless otherwise provided by laws and ordinances or these Articles of Incorporation, the President and Director shall convene the general meeting of shareholders. When the President and Director is unable to so act, another Director shall convene the same in accordance with an order predetermined by resolution of the Board of Directors.

The chairman of a general meeting of shareholders shall be a person selected in advance from the Company’s directors, shareholders employees or advisory counsel by Board of Directors. When such person is unable to so act, another person determined in accordance with an order predetermined by resolution of the Board of Directors shall act as chairman.

(b) A person selected in advance from the Company’s directors, shareholders, employees or advisory counsel by Board of Directors shall be the chairman of a general meeting of shareholders. When such person is unable to so act, another person determined in accordance with an order predetermined by resolution of the Board of Directors shall act as chairman.

(new provision)

Article 16 (Disclosure and Deemed Delivery of the Reference Material, etc. via Internet)

Upon convocation of the general meeting of shareholders, the Company may be deemed to have delivered to shareholders information concerning matters required to be disclosed or presented in the Reference Material, the Business Report, the financial documents and the consolidated financial documents (including accounting audit report and audit report on such consolidated financial documents) by disclosure of such information via the Internet in accordance with the Ministry of Justice Ordinance.

5

Article 14 (Method of Resolution)

(a) Unless otherwise provided by laws and ordinances or these Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present at the meeting.

Article 17 (Method of Resolution)

(a) Unless otherwise provided by laws and ordinances or these Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders entitled to exercise such rights present at the meeting.

(b) Resolutions of general meeting of shareholders subject to the provision of Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of the total number of issued shares with voting rights are present.

(b) Resolutions provided for in Article 309, paragraph 2 of the Company Law shall be adopted by a vote of two-thirds (2/3) or more at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of voting rights of shareholders entitled to exercise such rights are present.

Article 15 (Exercise of Voting Rights by Proxy)

(a) A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company having voting rights.

(b) In case of the preceding paragraph, the shareholder or the proxy shall be required to file with the Company a document evidencing his/her authority each time he/she acts as proxy.

Article 18 (Exercise of Voting Rights by Proxy)

(a) A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company having voting rights.

(b) The shareholder or the proxy shall be required to file with the Company a document evidencing his/her authority each time he/she acts as proxy.

Article 16 (Minutes)

The substance of proceedings at a general meeting of shareholders and the results thereof shall be recorded or electrically recorded in the minutes of the meeting which shall bear the names and seals or electrical signature of the chairman and the directors present thereat.

(deleted)

6

CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS

Article 17 (Number of Directors) The Company shall have not more than eight (8) directors.	Article 19 (Number of Directors) (same as the current provision)

Article 18 (Election of Directors)

(a) Directors of the Company shall be elected at a general meeting of shareholders.

(b) Resolution for election of directors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of the total number of issued shares with voting rights are present.

(c) With respect to the resolution for election of directors, cumulative voting shall not be adopted.

Article 20 (Election of Directors)

(a)(same as the current provision)

(b) Resolution for election of directors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of voting rights of shareholders entitled to exercise such rights are present.

(c) With respect to the resolution for election of directors, cumulative voting shall not be adopted.

Article 19 (Term of Office of Directors)

(a) The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two (2) years after their assumption of office.

(b) The term of office of any director elected to fill a vacancy due to early retirement shall be the same as the remainder of the term of office of the retired director.

(c) The term of office of any director elected due to increase in number of directors shall be the same as the remainder of the term of office of the other directors in office.

Article 21 (Term of Office of Directors)

(a) The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within two (2) years after their election.

(b) The term of office of any director elected to fill a vacancy due to early retirement shall be the same as the remainder of the term of office of the retired director.

(c) The term of office of any director elected due to increase in number of directors shall be the same as the remainder of the term of office of the other directors in office.

7

Article 20 (Convocation and Chairman of the Board of Directors)

(a) The Chairman and Director shall convene and act as chairman of the Board of Directors. When the Chairman and Director is unable to so act, one of the other directors determined in accordance with an order predetermined by the Board of Directors shall act in his/her place.

(b) Notice of convocation of a meeting of the Board of Directors shall be sent to each director and corporate auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency such period may be shortened.

(deleted) moved to Article 23 and Article 24 of Proposed Amendment

Article 21 (Directors with Special Titles)

By resolution of the Board of Directors, the Company may, from among Directors, appoint one President and Director and, if necessary, one or more Chairman and Directors, Vice President and Directors, Senior Managing Directors and Managing Directors.

Article 22 (Representative Director and Directors with Special Titles)

(a) By resolution of the Board of Directors, the Company may elect the representative director.

(b) By resolution of the Board of Directors, the Company may, from among Directors, elect one President and Director and, if necessary, one or more Chairman and Directors, Vice President and Directors, Senior Managing Directors and Managing Directors.

(c) The President and Director shall represent the Company and manage the business of the Company.

Article 22 (Representative Directors)

(a) The President and Director shall represent the Company and manage the business of the Company.

(b) By resolution of the Board of Directors, the Company may elect the director who represents the Company.

(deleted) consolidated into Article 21 of the Proposed Amendment

8

(new provision) moved from Article 20 of Current Articles of Incorporation

Article 23 (Convene of Meetings of the Board of Directors and Chairman)

(a) Unless otherwise provided by laws and ordinances, the Chairman and Director shall convene the meetings of the Board of Directors and act as chairman.

(b) When the Chariman and Director is unable to so act, another Director shall convene the same and act as chairman in accordance with an order predetermined by resolution of the Board of Directors.

(new provision) moved from Article 21 of Current Articles of Incorporation

Article 24 (Notice of Convocation of Meetings of the Board of Directors)

Notice of convocation of a meeting of the Board of Directors shall be sent to each director and corporate auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency such period may be shortened.

Article 23 (Method of Resolution of the Board of Directors and Omission of Resolution)

(a) Resolution of the Board of Directors shall be adopted by a majority of the directors present at a meeting at which a majority of the directors who are entitled to participate in the resolution are present.

(b) Notwithstanding the preceding paragraph, in the event that a director proposes a matter which may be resolved by the Board of Directors and if all directors (of those who are entitled to participate in the resolution regarding the matter) agree on the matter in writing or by electromagnetic means, the resolution shall be deemed to have been adopted to approve such matter unless any corporate auditors objects.

Article 25 (Method of Resolution of the Board of Directors and Omission of Resolution)

(a) Resolution of the Board of Directors shall be adopted by a majority of the directors present at a meeting at which a majority of the directors who are entitled to participate in the resolution are present.

(b) Notwithstanding the preceding paragraph, in the event that a director proposes a matter which may be resolved by the Board of Directors and if all directors (of those who are entitled to participate in the resolution regarding the matter) agree on the matter in writing or by electromagnetic means, the resolution shall be deemed to have been adopted to approve such matter unless any corporate auditors objects.

Article 24 (Minutes of the Board of Directors)

The substance of proceedings at a meeting of the Board of Directors and the results thereof shall be recorded or electrically recorded in the minutes of the meeting which shall bear the names and seals or electrical signature of the directors and corporate auditors present thereat.

(deleted)

9

Article 25 (Regulations of the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by resolution of the Board of Directors in addition to laws and ordinances and these Articles of Incorporation.

Article 26 (Regulations of the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by resolution of the Board of Directors in addition to laws and ordinances and these Articles of Incorporation.

Article 26 (Indemnification of Directors’ Liability)

(a) The Company may, by a resolution of the Board of Directors, exempt its directors from their liability provided for in Article 266, paragraph 1, item 5 of the Commercial Code to the extent permitted by laws and ordinances.

(b) The Company may enter into an agreement with outside directors providing that a limit of compensation for their liability provided for in Article 266, paragraph 1, item 5 of the Commercial Code shall be the greater of the amount determined in advance which is not less than ten (10) million yen and the total amount of Article 266, paragraph 19, each item of the Commercial Code.

Article 27 (Indemnification of Directors’ Liability)

(a) The Company may, by a resolution of the Board of Directors, exempt its directors (including its former directors) from their liability under Article 423, paragraph 1 of the Company Law to the extent permitted by laws and ordinances pursuant to Article 426, paragraph 1 of the Company Law.

(b) The Company may enter into an agreement with outside directors which provides a limit on their liability under Article 423, paragraph 1of the Company Law pursuant to Article 427, paragraph 1 thereof; provided, however, that the limit of liability under the agreement shall be the greater of the amount determined in advance, (which amount shall be not less than ten (10) million yen), and the amount provided by laws and ordinances.

Article 27 (Remuneration and Retirement Allowances of Directors)	Article 28 (Remuneration, etc. of Directors)
Remuneration and retirement allowances of directors shall be determined by resolution of a general meeting of shareholders.

Remuneration, bonus or other financial benefits received from the Company as consideration for performance (hereinafter referred to as the “remuneration, etc.”) of directors shall be determined by resolution of a general meeting of shareholders.

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CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 28 (Number of Corporate Auditors) The Company shall have not more than four (4) corporate auditors.	Article 29 (Number of Corporate Auditors) (same as the current provision)

Article 29 (Election of Corporate Auditors)

(a) Corporate auditors of the Company shall be elected at a general meeting of shareholders.

(b) Resolution for election of corporate auditors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of the total number of issued shares with voting rights are present.

Article 30 (Election of Corporate Auditors)

(a)(same as the current provision)

(b) Resolution for election of corporate auditors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders who hold shares representing one-third (1/3) or more of voting rights of shareholders entitled to exercise such rights are present.

Article 30 (Term of Office of Corporate Auditors)

(a) The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years after their assumption of office.

(b) The term of office of any corporate auditor elected to fill a vacancy due to early retirement shall be the same as the remainder of the term of office of the retired corporate auditor.

Article 31 (Term of Office of Corporate Auditors)

(a) The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four (4) years after their election.

(b) The term of office of any corporate auditor elected to fill a vacancy due to early retirement shall be the same as the remainder of the term of office of the retired corporate auditor.

Article 31 (Standing Corporate Auditor) Standing corporate auditor shall be appointed from among the corporate auditors.	Article 32 (Standing Corporate Auditor) Standing corporate auditor shall be appointed by a resolution of the Board of Corporate Auditors.

Article 32 (Notice of Convocation of Meetings of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each corporate auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency such period may be shortened.

Article 33 (Notice of Convocation of Meetings of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each corporate auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency such period may be shortened.

Article 33 (Method of Resolution of the Board of Corporate Auditors)

Unless otherwise provided by laws and ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the corporate auditors.

Article 34 (Method of Resolution of the Board of Corporate Auditors) (same as the current provision)

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Article 34 (Minutes of the Board of Corporate Auditors)

The substance of proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be recorded or electrically recorded in the minutes of the meeting which shall bear the names and seals or electrical signature of the corporate auditors present thereat.

(deleted)

Article 35 (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by resolution of the Board of Corporate Auditors in addition to laws and ordinances and these Articles of Incorporation.

Article 35 (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by resolution of the Board of Corporate Auditors in addition to laws and ordinances and these Articles of Incorporation.

Article 36 (Indemnification of Corporate Auditors’ Liability)

(a) The Company may, by a resolution of the Board of Directors, exempt its corporate auditors (including its former corporate auditors) from their liability under Article 423, paragraph 1 of the Company Law to the extent permitted by laws and ordinances.

Article 36 (Indemnification of Corporate Auditors’ Liability)

(a) The Company may, by a resolution of the Board of Directors, exempt its corporate auditors (including its former corporate auditors) from their liability under Article 423, paragraph 1 of the Company Law to the extent permitted by laws and ordinances pursuant to Article 426, paragraph 1 of the Company Law.

(b) The Company may enter into agreements with outside auditors which provide a limit on their liability under Article 423, paragraph 1 of the Company Law; provided, however, that the limit of liability under the agreement shall be the greater of the amount determined in advance, (which amount shall be not less than ten (10) million yen for full-time corporate auditors or 2.4 million yen for part-time corporate auditors), and the minimum liability amount provided by laws and ordinances.

(b) The Company may enter into agreements with outside auditors which provide a limit on their liability under Article 423, paragraph 1 of the Company Law pursuant to Article 427, paragraph 1 thereof; provided, however, that the limit of liability under the agreement shall be the greater of the amount determined in advance, (which amount shall be not less than ten (10) million yen for full-time corporate auditors or 2.4 million yen for part-time corporate auditors), and the minimum liability amount provided by laws and ordinances.

Article 37 (Remuneration and Retirement Allowances of Corporate Auditors)

The remuneration and retirement allowances of corporate auditors shall be determined by resolution of a general meeting of shareholders.

Article 37 (Remuneration, etc. of Corporate Auditors) The remuneration, etc. and retirement allowances of corporate auditors shall be determined by resolution of a general meeting of shareholders.

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CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS

Article 38 (Fiscal Year) The fiscal year of the Company shall be from January 1 through December 31 of each year and the account shall be settled on the last day of the fiscal year.	Article 38 (Fiscal Year) The fiscal year of the Company shall be one year from January 1 through December 31 of each year.

Article 39 (Dividends)

Dividends of the Company shall be paid to shareholders or registered pledgees appearing or electrically recorded in the final register of shareholders of the Company as of December 31 of each year.

Article 39 (Record Date for Dividend of Retained Earnings) The record date for year-end dividends of the Company shall be December 31 of each year.

Article 40 (Interim Dividends)

The Company may, upon resolution of the Board of Directors, make pecuniary distribution provided for in Article 293-5 of the Commercial Code (hereinafter referred to as the “interim dividends”) to shareholders or registered pledgees appearing or electrically recorded in the final register of shareholders of the Company as of June 30 of each year.

Article 40 (Interim Dividends) The Company may, upon resolution of the Board of Directors, make interim dividends as of June 30 of each year as a record date.

Article 41 Prescription Period of Dividends

(a) In case dividends or interim dividends remain unclaimed for three (3) years after the date of commencement of payment, the Company shall be relieved from the obligation of payment thereof.

Article 41 Prescription Period of Dividends

(a) In case year-end dividends or interim dividends remain unclaimed for three (3) years after the date of commencement of payment, the Company shall be relieved from the obligation of payment thereof.

(b) Unclaimed dividends or interim dividends shall not bear any interest.	(b) Unclaimed year-end dividends or interim dividends shall not bear any interest.

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